Deutsche Bank Interim Report as of June 30, 2009
Exhibit 99.1
Deutsche Bank
The Group at a Glance

	Six months ended
	Jun 30, 2009	Jun 30, 2008
Share price at period end	€43.20	€54.85

Share price high	€49.62	€89.80

Share price low	€15.38	€54.32

Basic earnings per share	€3.66	€1.06

Diluted earnings per share	€3.53	€1.01

Average shares outstanding, in m., basic	622	485

Average shares outstanding, in m., diluted	645	509

Return on average shareholders’ equity (post-tax)	13.7%	2.9%

Pre-tax return on average shareholders’ equity	19.0%	2.3%

Pre-tax return on average active equity	18.6%	2.6%

Book value per basic share outstanding[1]	€53.44	€67.65

Cost/income ratio[2]	69.3%	93.7%

Compensation ratio[3]	40.3%	55.7%

Noncompensation ratio[4]	29.0%	37.9%

	in € m.	in € m.

Total net revenues	15,181	10,068

Provision for credit losses	1,526	249

Total noninterest expenses	10,524	9,431

Income before income taxes	3,131	388

Net income	2,255	504

	Jun 30, 2009	Dec 31, 2008
	in € bn.	in € bn.
Total assets	1,733	2,202

Shareholders’ equity	34.3	30.7

Tier 1 capital ratio[5]	11.0%	10.1%

	Number	Number

Branches	1,992	1,981
thereof in Germany	981	981

Employees (full-time equivalent)	78,896	80,456
thereof in Germany	28,056	27,942

Long-term rating
Moody’s Investors Service	Aa1	Aa1
Standard & Poor’s	A+	A+
Fitch Ratings	AA–	AA–

The reconciliation of average active equity and related ratios is provided on page 71 of this report.

1	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

2	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

3	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

4	Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

5	The Tier 1 capital ratio excludes transitional items pursuant to section 64h (3) German Banking Act.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Management Report     Discussion of Group Results
Management Report
Discussion of Group Results
Results in the second quarter 2009 reflect a number of significant positive and negative items. We absorbed € 1.4 billion of specific charges (mainly recorded as noninterest expenses and provision for credit losses), which were in part counterbalanced by € 758 million of specific positive revenue effects.
2009 to 2008 Three Months Comparison
Net revenues for the quarter were € 7.9 billion, up 46 % versus € 5.4 billion, after mark-downs of € 2.3 billion, in the second quarter of 2008. Net revenues in the current quarter included € 176 million of fair value losses on our own debt versus a fair value gain of € 15 million in the prior year quarter.
In the Corporate and Investment Bank (CIB), net revenues for the quarter were € 5.3 billion, up 84 % versus the second quarter of 2008.
In Corporate Banking & Securities (CB&S), net revenues for the quarter were € 4.6 billion, up 110 % versus the prior year quarter, driven predominantly by revenues in Sales & Trading, which were € 3.5 billion, compared to revenues of € 1.4 billion, after € 2.1 billion of mark-downs, in the prior year quarter. Revenues in Sales & Trading (debt and other products) were € 2.6 billion, reflecting substantial year-on-year growth in ‘flow’ products, including interest rate trading and money markets, and significant year-on-year gains in emerging markets debt trading. In credit trading, losses from legacy proprietary trading positions were significantly reduced versus the first quarter of 2009. In Sales & Trading (equity), revenues were € 903 million, the highest level for the last six quarters, and compared to € 830 million in the prior year quarter. This development primarily reflects a significant year-on-year improvement in equity derivatives trading, mainly in European flow and structured products, and solid volumes in cash equity trading, in an environment of rallying equity indices and increasing primary equity issuance during the quarter. Revenues in Origination were € 654 million, versus € 266 million in the prior year quarter, driven in part by increased volumes of both debt and equity issuance during the quarter, an improving market environment for high-yield debt origination, and the non-recurrence of mark-downs related to leveraged loans and loan commitments which amounted to € 204 million in the second quarter 2008. Advisory revenues were € 72 million, down from € 125 million in the prior year quarter, against a backdrop of the lowest quarterly market volumes of global M&A activity since the third quarter 2004.
In Global Transaction Banking (GTB), net revenues were € 653 million, down 3 % versus the prior year quarter. This development reflects the negative impact of lower interest rates, partly counterbalanced by a positive impact of € 55 million from a revision of our risk-based funding framework and market share gains in key product areas. Revenues grew in Trade Finance year-on-year despite lower volumes of world trade in more difficult economic conditions.

Management Report     Discussion of Group Results
In Private Clients and Asset Management (PCAM), net revenues were € 2.0 billion, down 17 % versus the prior year quarter.
In Asset and Wealth Management (AWM), net revenues were € 618 million, versus € 962 million in the prior year quarter. This development reflects reduced revenues in both brokerage and portfolio/fund management due to lower market valuations and lower levels of investor activity. Net revenues also absorbed impairment charges of € 110 million, reflecting declining real estate valuations in AWM’s Alternative Asset Management business, which are included in the aforementioned specific charges.
In Private & Business Clients (PBC), net revenues were € 1.4 billion, down 4 % versus the prior year quarter. This development reflects lower revenues in brokerage, resulting from lower levels of activity on the part of retail clients. This effect more than counterbalanced year-on-year improvements in revenues from loan/deposit products.
Revenues in Corporate Investments (CI) in the second quarter 2009 were € 660 million compared to € 296 million in the prior year quarter. Revenues in the current quarter included specific positive impacts: gains of € 234 million from derivatives related to the acquisition of Deutsche Postbank AG shares, as well as gains of € 132 million arising from the sale of industrial holdings, both of which are included in the aforementioned specific positive effects. CI revenues were also positively impacted by our investment in Deutsche Postbank AG, including the put/call options to increase our investment.
In Consolidation & Adjustments (C&A), revenues in the quarter included a specific positive effect of € 392 million arising from the hedging of restricted equity units related to employee compensation, which was offset by negative effects from different accounting methods used for management reporting and IFRS for economically hedged short positions.
Provision for credit losses was € 1.0 billion, versus € 135 million in the second quarter 2008. In CIB, provision for credit losses was € 779 million, versus a credit of € 9 million in the second quarter 2008. The current quarter included € 508 million of provisions for assets reclassified in accordance with IAS 39, of which € 433 million related to two specific counterparties and which are included in the aforementioned specific charges. The overall increase also reflects the generally weaker credit environment. In PCAM, provision for credit losses was € 221 million, versus € 145 million in the second quarter 2008, predominantly reflecting higher provisions in PBC, despite the effect of € 30 million lower provisions in relation to revised parameter and model assumptions.

Management Report     Discussion of Group Results
Noninterest expenses were € 5.6 billion in the quarter, up 21% versus the second quarter 2008. In the current quarter, noninterest expenses included a total of € 831 million of specific charges related to severance payments and other efficiency measures, a legal settlement and a goodwill impairment. Compensation and benefits were € 3.1 billion, up 17% versus the prior year quarter, primarily reflecting higher accruals for performance-related compensation and severance payments of € 321 million, compared to € 79 million in the prior year quarter. The ratio of compensation and benefits to revenues was 40%, versus 49 % in the prior year quarter. General and administrative expenses were € 2.2 billion, up 19 % compared to the second quarter 2008. The current quarter included a € 316 million charge from a legal settlement with Huntsman Corp. as well as one-time exit costs of € 43 million for bank-occupied buildings, arising as a result of efficiency measures. Other noncompensation expenses included a goodwill impairment charge of € 151 million resulting from our investment in Maher Terminals LLC due to a negative outlook for business volumes.
Income before income taxes was € 1.3 billion for the quarter, up 105 % versus € 642 million in the second quarter 2008. Pre-tax return on average active equity on a reported basis was 15 % and per our target definition was 16%, versus 8 % on a reported basis, and 5 % per target definition, in the prior year quarter. In the prior year quarter, pre-tax return on average active equity per target definition excluded gains of € 242 million from industrial holdings.
Net income for the quarter was € 1.1 billion, up 67 % versus € 645 million in the second quarter of 2008. On a diluted basis, earnings per share were € 1.64, versus € 1.27 in the prior year period. The tax expense of € 242 million recorded for the second quarter 2009 (versus a tax benefit of € 3 million in the second quarter of 2008) benefited from significant tax exempt income.
2009 to 2008 Six Months Comparison
For the first six months of 2009, net revenues were € 15.2 billion, up 51 % versus € 10.1 billion for the first six months of 2008. Net revenues in the first six months of 2009 reflect mark-downs and significant property impairments of € 1.5 billion, while net revenues in the prior year period reflect mark-downs of € 5.5 billion.
In CIB, net revenues for the first half of 2009 were € 10.2 billion, up 130 % versus the same period last year.
In CB&S, net revenues in Sales & Trading (debt and other products) were € 6.3 billion, an increase of € 4.4 billion compared to the first half of 2008. This increase reflects significantly lower mark-downs in the first half of 2009, which were € 1.1 billion versus € 3.5 billion in the first six months of 2008. In foreign exchange, interest rate trading and money market products performance continued to be strong. Credit trading reported modest gains, primarily in flow and structured products, which were partly offset by losses on legacy proprietary trading positions. In Sales & Trading (equity), revenues were € 1.2 billion, down 25 % versus the first half of 2008, driven by losses in equity derivatives in the first three months of 2009 and by marginally lower revenues from cash equities and prime brokerage. Equity proprietary trading results were improved despite significant de-risking compared to the first six months of 2008. Revenues in Origination and Advisory were € 1.1 billion, compared to negative revenues of € 779 million in the first half of 2008. This significant improvement was

Management Report     Discussion of Group Results
driven by the absence of mark-downs, net of fees, of € 2.0 billion against leveraged finance loans and loan commitments. Despite the year-on-year reduction in fee pool size and announced transactions, we managed to improve our market fee share and rank (source: Dealogic). Loan products revenues were € 1.0 billion, an increase of 58 % on the same period last year, driven by mark-to-market gains and by interest income from assets transferred to loan products as a result of reclassifications in accordance with the amendments to IAS 39. Revenues from other products were negative € 644 million in the first six months of 2009, a decrease of € 438 million compared to the same period last year. This development was largely driven by a € 500 million impairment on an investment property and losses on private equity investments in the first quarter of 2009, partly offset by mark-to-market gains on investments held to back insurance policyholder claims.
In GTB, net revenues of € 1.3 billion for the first half of 2009 were slightly below the same period last year, mainly driven by lower interest rate levels, declining asset valuations and low market activity partly offset by growth in Trade Finance.
PCAM’s net revenues of € 3.9 billion were 20 % lower than in the first six months of 2008.
In AWM, net revenues were € 1.1 billion, down 42 % versus the first half of 2008, reflecting lower fee and commission income, primarily due to the impact of a market-driven reduction of asset values and lower client activity. Impairment charges related to RREEF investments amounted to € 230 million in the first six months of 2009. The prior year period included gains from the sale of business activities.
In PBC, net revenues were € 2.8 billion, down 5 % versus the first six months of 2008. Brokerage and portfolio/fund management revenues declined, reflecting lower levels of client activity due to difficult market conditions. Payment, account & remaining financial services decreased mainly due to lower insurance brokerage revenues. These developments were partly offset by higher loan and deposit revenues and by increased revenues from other products.
Net revenues in CI were € 813 million in the first half of 2009 versus € 1.0 billion in the same period last year. The current year included gains related to the acquisition of Deutsche Postbank AG shares (including the aforementioned specific impact from derivatives and the put/call options to increase our investment) and from our option to increase our share in Hua Xia Bank Co. Ltd. The first half of 2008 included significant gains and dividends from our industrial holdings portfolio.

Management Report     Discussion of Group Results
In Consolidation & Adjustments, revenues benefited from gains of € 425 million arising from the aforementioned hedging of restricted equity units related to employee compensation.
During the first half of 2009, provision for credit losses was € 1.5 billion, versus € 249 million in the first six months of 2008. Provision for credit losses in the current period included € 726 million related to assets reclassified in accordance with IAS 39. In CIB, provision for credit losses was € 1.1 billion, versus a credit of € 20 million in the first half of 2008. This increase was driven primarily by charges taken in respect of the aforementioned reclassifications, including the aforementioned specific charges in the second quarter 2009, and reflects the generally weaker credit environment. In PCAM, provision for credit losses was € 391 million, versus € 270 million in the first six months of 2008, predominantly reflecting higher provisions in PBC, including the positive effect of a € 60 million release in the first quarter and lower provisions of € 30 million in the second quarter, both in relation to revised parameter and model assumptions.
Noninterest expenses for the first six months of 2009 were € 10.5 billion, up 12 % versus € 9.4 billion for the first six months of 2008. The current year included the aforementioned specific charges of € 831 million in the second quarter 2009. Compensation and benefits of € 6.1 billion were up 9 % due to higher performance-related compensation and increased severance payments. Severance payments increased from € 183 million in the first half of 2008 to € 413 million in the first six months of 2009. The ratio of compensation and benefits to revenues was 40 % for the first six months of 2009, versus 56 % in the prior year period, driven by higher net revenues in 2009. General and administrative expenses for the first six months were € 4.2 billion, up 10 % versus the first half of 2008. This increase reflects litigation charges and provisions of more than € 400 million during the first six months of 2009, predominantly related to Huntsman Corp., compared to less than € 50 million in the prior year period. Excluding these charges and provisions, general and administrative expenses were slightly below the first half of 2008. Other noncompensation expenses in the reporting period included primarily the aforementioned goodwill impairment charge of € 151 million and € 64 million policyholder benefits and claims expenses.
Income before income taxes for the first six months of 2009 was € 3.1 billion, versus € 388 million for the first six months of 2008. Pre-tax return on average active equity was 19%, versus 3 % in the prior year period. Per target definition, pre-tax return on average active equity was 20%, versus 4 % negative in the prior year period.
Net income for the first six months of 2009 was € 2.3 billion, versus € 504 million in the first six months of 2008. Diluted earnings per share were € 3.53, versus € 1.01 in the prior year period. The tax expense of € 876 million recorded for the first half of 2009 (versus a tax benefit of € 116 million in the first half of 2008) benefited from significant tax exempt income.

Management Report     Business Segment Review
Business Segment Review
Corporate and Investment Bank Group Division (CIB)

	Three months ended			Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Change in %	Jun 30, 2009	Jun 30, 2008	Change in %
Net revenues	5,299	2,886	84	10,223	4,454	130

Provision for credit losses	779	(9)	N/M	1,136	(20)	N/M

Noninterest expenses	3,525	2,927	20	6,547	5,867	12

Minority interest	(14)	(4)	N/M	(13)	(12)	15

Income (loss) before income taxes	1,009	(27)	N/M	2,554	(1,381)	N/M

N/M	– Not meaningful
Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended			Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Change in %	Jun 30, 2009	Jun 30, 2008	Change in %
Net revenues	4,646	2,216	110	8,904	3,123	185

Provision for credit losses	771	(14)	N/M	1,127	(22)	N/M

Noninterest expenses	3,060	2,544	20	5,639	5,071	11

Minority interest	(14)	(4)	N/M	(13)	(12)	15

Income (loss) before income taxes	828	(311)	N/M	2,152	(1,915)	N/M

N/M	– Not meaningful
2009 to 2008 Three Months Comparison
Sales & Trading (debt and other products) generated revenues of € 2.6 billion in the second quarter, an increase of € 2.0 billion compared to the second quarter 2008. This increase was driven by a continued strong performance in flow products and the absence of significant mark-downs compared with the previous year. Interest rate trading experienced one of the best quarters ever, mainly driven by both cash and flow business, while foreign exchange and money markets continued to perform strongly, albeit at a lower level than in the first quarter 2009. We were voted no. 1 in the Euromoney FX poll for the fifth consecutive year, with a 21 % market share. There were solid performances across all other products, including credit and emerging markets. We recorded net mark-downs of € 108 million (therein commercial real estate loans € 198 million and European residential mortgage-backed securities € 29 million, offset in part by a net release against monoline insurers of € 119 million), compared to net mark-downs of € 2.1 billion in the prior year quarter (therein residential mortgage-backed securities € 1.0 billion, provisions against monoline insurers € 530 million, commercial real estate loans € 309 million and impairment losses on available for sale positions € 203 million).

Management Report     Business Segment Review
Sales & Trading (equity) generated revenues of € 903 million, € 73 million, or 9%, higher than the second quarter 2008. The increase reflects improved performance in our Equity Derivatives business, primarily in European flow and structured products, the latter having been significantly de-risked compared to the previous year quarter. There were strong results in equity trading, especially in North America. We were also voted the world’s best prime broker for the second year by hedge funds in the Global Custodian 2009 Prime Brokerage Survey. Equity proprietary trading also performed well despite significant risk reduction compared to the prior year quarter.
Origination and Advisory generated revenues of € 727 million in the second quarter 2009, an increase of € 336 million, or 86%, compared to the second quarter 2008. The growth in revenues over the prior year quarter was mainly attributable to mark-to-market movements in our Leveraged Finance business. While the second quarter 2009 included mark-to-market gains of € 97 million in relation to leveraged finance loans and loan commitments, we recorded a loss of € 204 million in the prior year quarter. In Debt Origination, High Yield was involved in significant transactions which resulted in gains in fee share and rank, moving to first in EMEA and nine positions to fourth globally. Equity Origination saw revived deal activity, and in Asia/Pacific (excluding Japan) we moved to second position, based on market fee share. (Source for all rankings: Dealogic).
Loan products revenues were € 319 million for the second quarter 2009, a decrease of € 26 million, or 8%, from the same period last year. The decrease was driven by mark-to-market losses on loans held at fair value, largely offset by increased revenues on narrowing credit spreads within the investment grade loan and hedge portfolio where the fair value option has been applied.
Other products revenues were € 125 million in the second quarter, an increase of € 77 million, or 164%, compared to the prior year quarter. This mainly resulted from mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life. This effect was partially offset in noninterest expenses.
In provision for credit losses, CB&S recorded a net charge of € 771 million in the second quarter 2009, compared to a net release of € 14 million in the prior year quarter. The increase was primarily attributable to provisions for credit losses of € 508 million related to assets which had been reclassified in accordance with IAS 39, mainly driven by provisions taken against two specific counterparties, which are included in the aforementioned specific charges. The remaining increase reflects impairment charges taken on a number of our counterparty exposures in the Americas and Europe, on the back of an overall deteriorating credit environment, as well as € 71 million higher charges taken against our collectively assessed credit exposures in CB&S.

Management Report     Business Segment Review
Noninterest expenses of € 3.1 billion in the second quarter 2009 were € 516 million, or 20%, higher than the second quarter 2008, primarily reflecting a € 316 million legal settlement with Huntsman Corp. in the current quarter and higher performance-related compensation expenses reflecting improved business results.
Income (loss) before income taxes was income of € 828 million in the second quarter 2009, compared to a loss of € 311 million in the prior year quarter.
2009 to 2008 Six Months Comparison
In the first half year, Sales & Trading (debt and other products) revenues were € 6.3 billion, an increase of € 4.4 billion compared to the first half of 2008. The increase in revenues reflects significantly lower mark-downs in the first half of 2009, which amounted to € 1.1 billion, compared to € 3.5 billion in the prior year period. Our foreign exchange, interest rates and money market products continued to perform strongly and benefited from a flight-to-quality, robust client flows and wider bid-offer spreads during this period. Credit trading reported modest gains, primarily in flow and structured products, which were partially offset by losses on legacy proprietary trading positions in the first quarter.
In the first six months of 2009, Sales & Trading (equity) generated revenues of € 1.2 billion, a decrease of € 397 million, or 25%, versus the first half of 2008. The decrease was driven by losses in Equity Derivatives in the first quarter of 2009 and by marginally lower cash equities and prime brokerage revenues. There were improved results in equity proprietary trading in the first half of 2009 despite significant de-risking compared to the prior year period.
Origination and Advisory generated revenues of € 1.1 billion in the first half of 2009, compared to negative revenues of € 779 million in the first half of 2008. The significant variance is driven by the absence of mark-downs, net of fees, of € 2.0 billion against leveraged finance loans and loan commitments. The considerable reduction in fee pool size and volumes of announced transactions, year on year, has adversely affected both the Origination and Advisory businesses. However, we managed to improve our market position in High Yield. Although Advisory revenues decreased in line with the overall market, we moved up three positions to first in EMEA and maintained a top five global position in announced volumes. (Source for all rankings: Dealogic, Thomson Reuters).
Loan products revenues were € 1.0 billion in the first half of 2009, a € 354 million, or 58%, increase on the same period last year. The increase was mainly driven by net mark-to-market gains across the investment grade loan portfolio where the fair value option had been applied and credit spreads have rallied, as well as increased income from assets transferred to loan products as a result of reclassifications in accordance with the amendments to IAS 39.

Management Report     Business Segment Review
Other products revenues were negative € 644 million in the first half of 2009, a decrease of € 438 million compared to the same period last year. The decrease resulted mainly from an impairment of € 500 million relating to The Cosmopolitan Resort and Casino property and losses on private equity investments recorded in the first quarter 2009. This decrease was partially offset by mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life.
CB&S recorded a net charge of € 1.1 billion in provision for credit losses in the first half of 2009, compared to a net release of € 22 million in the first half of 2008. The increase was primarily driven by provisions for credit losses of € 726 million related to assets which had been reclassified in accordance with IAS 39, including significant provisions taken against two specific counterparties. The remaining increase reflects impairment charges taken on a number of our counterparty exposures in the Americas and Europe on the back of an overall deteriorating credit environment, as well as € 84 million higher charges taken against our collectively assessed credit exposures in CB&S.
CB&S’s noninterest expenses of € 5.6 billion in the first half of 2009 were € 568 million, or 11%, higher than in the first half of the prior year. The increase mainly reflects higher performance-related compensation expenses in line with improved business results, the aforementioned legal settlement with Huntsman Corp. recorded in the second quarter 2009 and effects from Abbey Life. These were partly offset by savings from cost containment measures and lower staff levels.
Income (loss) before income taxes in CB&S was income of € 2.2 billion in the first half of 2009, compared to a loss of € 1.9 billion in the first half of 2008.
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7 certain financial assets have been reclassified out of financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. Reclassifications were made during the second half of 2008 and a number of additional reclassifications were made during the first quarter of 2009. No reclassifications were performed during the second quarter 2009. The prior reclassifications were made in instances where management believed that the intrinsic values of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned the accounting more closely with the business intent.

Management Report     Business Segment Review
The table below shows the half yearly incremental impact of the reclassifications for CB&S on the income statement and upon gains and losses not recognized in the income statement compared to what we estimate we would have recorded if the instruments had remained in their original classification. The consequential effect on credit market risk disclosures is provided under “Update on Key Credit Market Exposures”.

			Six months ended
	Jun 30, 2009		Jun 30, 2009
					Impact on net
			Impact on		gains (losses) not
			income before		recognized in the
	Carrying value	Fair value	income taxes		income statement
	in € bn.	in € bn.	in € m.		in € m.
Sales & Trading – Debt
Trading assets reclassified to loans	18.8	16.1	760		—
Financial assets available for sale reclassified to loans	10.2	8.2	27		162

Origination and advisory
Trading assets reclassified to loans	6.7	5.5	66		—

Loan products
Financial assets available for sale reclassified to loans	0.1	0.1	23	[1]	(114)[1]

Total	35.8	29.9	876	[2]	48

of which related to reclassifications made in 2008	32.8	27.2	573		48

of which related to reclassifications made in 1Q 09	3.0	2.7	303		—

of which related to reclassifications made in 2Q 09	—	—	—		—

1	The negative amount shown as the six months movement in net gains (losses) not recognized in the income statement is due to an instrument being impaired in the six month period. The decrease in fair value since reclassification that would have been recorded in equity would then be removed from equity and recognized through the income statement. The income statement difference is due to differences between the impairment models for available for sale instruments compared to loans and receivables.

2	In addition to the impact in CB&S, income before income taxes increased by € 1 million in PBC.

Management Report     Business Segment Review
Update on Key Credit Market Exposures
The following is an update on the development of certain key credit positions exposed to fair value movements through the profit and loss account (“P&L”) (including protection purchased from monoline insurers) of those CB&S businesses on which we have previously provided additional risk disclosures.

Mortgage related exposure in our CDO trading and origination,
U.S. and European residential mortgage businesses[1]
in € m.	Jun 30, 2009	Mar 31, 2009
Subprime and Alt-A CDO exposure in trading and origination businesses:
CDO subprime exposure – Trading[2]	303	428
CDO subprime exposure – Available for sale	41	38
CDO Alt-A exposure – Trading	22	24

Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[3,4]	1,224	1,373
European residential mortgage business exposure[5]	197	197

1	Exposure is net of hedges and other protection purchased. Exposure represents our potential loss in the event of a 100 % default of securities and associated hedges, assuming zero recovery. Excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of June 30, 2009 of € 2.1 billion (thereof European residential mortgage exposure € 1.2 billion, Other U.S. residential mortgage exposure
€ 411 million, CDO subprime exposure – Trading € 486 million) and as of March 31, 2009 of € 2.2 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 452 million, CDO subprime exposure – Trading € 529 million).

2	Classified as subprime if 50 % or more of the underlying collateral are home equity loans.

3	Analysis excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets.

4	Thereof € 770 million Alt-A, € 79 million Subprime, € 81 million Other and € 295 million Trading-related net positions as of June 30, 2009 and € 879 million Alt-A, € (21) million Subprime, € (2) million Other and € 517 million Trading-related net positions as of March 31, 2009.

5	Thereof United Kingdom € 154 million, Italy € 35 million and Germany € 9 million as of June 30, 2009 and United Kingdom € 148 million, Italy € 38 million and Germany € 11 million as of March 31, 2009.

Commercial Real Estate whole loans[1]
in € m.	Jun 30, 2009	Mar 31, 2009
Loans held on a fair value basis, net of risk reduction[2]	2,154	2,235

Loans reclassified in accordance with the amendments to IAS 39[3]	6,614	6,649

Loans related to asset sales[4]	2,121	2,240

1	Excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced and loans that have been held on our hold book since inception.

2	Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to € 1.2 billion as of June 30, 2009 and € 1.6 billion as of March 31, 2009.

3	Carrying value.

4	Carrying value of vendor financing on loans sold since January 1, 2008. Please refer to “Special Purpose Entities” on page 28 for more information.

Leveraged Finance[1]
in € m.	Jun 30, 2009	Mar 31, 2009
Loans held on a fair value basis	552	527
thereof: loans entered into since 2008	325	298

Loans reclassified in accordance with the amendments to IAS 39[2]	6,766	7,521

Loans related to asset sales[3]	5,737	6,276

1	Excludes loans transacted before January 1, 2007 which were undertaken before the market disruption and loans that have been held on our hold book since inception.

2	Carrying value.

3	Carrying value of vendor financing on loans sold since January 1, 2008. Please refer to “Special Purpose Entities” on page 28 for more information.

Management Report     Business Segment Review

	Jun 30, 2009				Mar 31, 2009
Monoline exposure related to U.S.		Fair value				Fair value
residential mortgages[1,2]	Notional	prior to		Fair value	Notional	prior to		Fair value
in € m.	amount	CVA[3]	CVA[3]	after CVA[3]	amount	CVA[3]	CVA[3]	after CVA[3]
AA Monolines[4]:
Super Senior ABS CDO	—	—	—	—	—	—	—	—
Other subprime	61	43	(4)	40	76	47	(4)	43
Alt-A	4,585	1,934	(169)	1,765	5,304	2,168	(190)	1,979

Total AA Monolines	4,646	1,978	(173)	1,804	5,380	2,216	(194)	2,022

Non Investment Grade Monolines[4]:
Super Senior ABS CDO	317	289	(244)	45	335	305	(257)	48
Other subprime	142	12	(10)	2	259	102	(38)	64
Alt-A	1,201	405	(324)	81	1,346	426	(341)	85

Total Non Investment Grade Monolines	1,660	706	(577)	128	1,939	833	(636)	197

Total	6,305	2,683	(750)	1,933	7,320	3,049	(830)	2,219

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 51 million as of June 30, 2009 and € 55 million as of March 31, 2009, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed name-by-name based on internally determined credit ratings.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of June 30, 2009 and March 31, 2009.

	Jun 30, 2009				Mar 31, 2009
		Fair value				Fair value
Other Monoline exposure[1,2]	Notional	prior to		Fair value	Notional	prior to		Fair value
in € m.	amount	CVA[3]	CVA[3]	after CVA[3]	amount	CVA[3]	CVA[3]	after CVA[3]
AA Monolines[4]:
TPS-CLO	2,937	1,290	(113)	1,177	3,127	1,436	(126)	1,310
CMBS	1,026	127	(11)	116	1,085	185	(16)	169
Corporate single name/ Corporate CDO	6,319	33	(3)	30	6,666	146	(13)	133
Student loans	279	56	(5)	51	147	85	(7)	78
Other	857	283	(25)	259	623	290	(25)	265

Total AA Monolines	11,419	1,788	(156)	1,632	11,648	2,142	(187)	1,955

Non Investment Grade Monolines[4]:
TPS-CLO	1,229	539	(227)	312	1,306	599	(189)	410
CMBS	6,074	1,202	(372)	830	6,315	1,377	(439)	938
Corporate single name/ Corporate CDO	5,662	141	(35)	106	6,275	370	(93)	278
Student loans	1,248	810	(322)	488	1,319	863	(173)	689
Other	1,697	460	(252)	208	1,650	653	(360)	293

Total Non Investment Grade Monolines	15,910	3,153	(1,209)	1,944	16,865	3,862	(1,254)	2,608

Total	27,329	4,941	(1,365)	3,576	28,513	6,005	(1,442)	4,563

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 137 million as of June 30, 2009 and € 106 million as of March 31, 2009, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed name-by-name based on internally determined credit ratings.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of June 30, 2009 and March 31, 2009.

Management Report     Business Segment Review
The following table shows the roll-forward of CVA held against monoline insurers from March 31, 2009 to June 30, 2009.

Credit valuation adjustment	Three months ended
in € m.	Jun 30, 2009
Balance, beginning of period	2,271

Settlements arising from trade unwinds	(25)

Net release driven by lower absolute exposure	(131)

Balance, end of period	2,115

Global Transaction Banking Corporate Division (GTB)

	Three months ended			Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Change in %	Jun 30, 2009	Jun 30, 2008	Change in %
Net revenues	653	671	(3)	1,319	1,331	(1)

Provision for credit losses	8	4	78	9	2	N/M

Noninterest expenses	464	383	21	908	796	14

Minority interest	—	—	N/M	—	—	N/M

Income before income taxes	181	283	(36)	402	533	(25)

N/M	– Not meaningful
2009 to 2008 Three Months Comparison
GTB net revenues of € 653 million in the second quarter 2009 were € 17 million, or 3%, lower than the second quarter 2008. The decline reflects the impact of low interest rates on revenues across all products and regions, which was partly offset by a positive impact of € 55 million related to a revision of our risk-based funding framework. While revenues in the domestic custody business were also negatively affected by lower asset values, revenues in the other businesses were stable. Trade Finance benefited from new financing products in Europe and Asia, and in addition we strengthened our market share in the U.S. dollar clearing business while maintaining a strong position in euro clearing.
In provision for credit losses, a net charge of € 8 million was recorded in the second quarter 2009, compared to a net charge of € 4 million in the prior year quarter.
Noninterest expenses were € 464 million in the second quarter 2009, up € 82 million, or 21%, compared to the second quarter 2008. This increase reflects higher transaction-related costs, increased staff levels across all business lines to support business growth and the formation of Deutsche Card Services GmbH in the fourth quarter 2008.
Income before income taxes was € 181 million for the second quarter, a decrease of € 103 million, or 36%, compared to the prior year quarter.

Management Report     Business Segment Review
2009 to 2008 Six Months Comparison
GTB’s revenues of € 1.3 billion in the first half of 2009 were marginally lower compared to the first half of 2008. Positive effects from growth in Trade Finance were more than offset by reduced revenues resulting from lower interest rate levels, declining asset values and lower capital market activity.
In provision for credit losses, a net charge of € 9 million was recorded in the first half of 2009, compared to a net charge of € 2 million in the first half of 2008.
Noninterest expenses were € 908 million in the first half of 2009, up € 112 million, or 14%, versus the same period last year, as a result of the drivers mentioned above in the three months comparison.
Income before income taxes was € 402 million for the first half of 2009, a decrease of € 132 million, or 25%, compared to the first half of 2008.
Private Clients and Asset Management Group Division (PCAM)

	Three months ended			Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Change in %	Jun 30, 2009	Jun 30, 2008	Change in %
Net revenues	2,032	2,440	(17)	3,928	4,894	(20)

Provision for credit losses	221	145	52	391	270	45

Noninterest expenses	1,841	1,725	7	3,539	3,563	(1)

Minority interest	(1)	(1)	47	(5)	(1)	N/M

Income (loss) before income taxes	(30)	570	N/M	4	1,063	(100)

N/M	– Not meaningful
Asset and Wealth Management Corporate Division (AWM)

	Three months ended			Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Change in %	Jun 30, 2009	Jun 30, 2008	Change in %
Net revenues	618	962	(36)	1,133	1,963	(42)

Provision for credit losses	4	1	N/M	9	1	N/M

Noninterest expenses	700	720	(3)	1,387	1,533	(10)

Minority interest	(1)	(1)	31	(5)	(1)	N/M

Income (loss) before income taxes	(85)	242	N/M	(258)	431	N/M

N/M – Not meaningful
2009 to 2008 Three Months Comparison
AWM reported net revenues of € 618 million in the second quarter 2009, a decrease of € 345 million, or 36%, compared to the same period in 2008. Portfolio/fund management revenues decreased by € 163 million, or 32%, in Asset Management (AM) and by € 10 million, or 12%, in Private Wealth Management (PWM). The declines in both business divisions were mainly the result of the sustained market-driven lower asset valuations and net invested assets outflows during 2008 and in the first quarter 2009. This adversely affected asset-based fees as well as performance fees. Brokerage revenues of € 184 million were down by € 58 million, or 24%, mainly reflecting lower customer activity driven by the uncertainties in the international securities markets. Revenues from loan/deposit products of € 87 million increased by € 29 million, or 50%, primarily attributable to a positive impact from the revision of our risk-based funding framework and to higher deposit volumes. Revenues from other products were negative € 85 million, compared to positive € 58 million in the

Management Report     Business Segment Review
same period last year. The second quarter 2009 included impairment charges of € 110 million related to RREEF investments. The prior year quarter included gains on sales of certain European business activities of AM.
Noninterest expenses in the second quarter 2009 were € 700 million, a decrease of € 20 million, or 3%. The reduction reflects the impact of cost containment initiatives on noncompensation costs and lower performance-related compensation expenses, and was achieved despite higher severance payments related to efficiency measures.
AWM recorded a loss before income taxes of € 85 million compared to income before income taxes of € 242 million in the second quarter last year.
Invested assets in AWM increased € 5 billion to € 632 billion in the second quarter of 2009. Net new money inflows of € 1 billion in PWM and positive performance effects were partly offset by net outflows of € 3 billion in AM and negative foreign exchange rate effects.
2009 to 2008 Six Months Comparison
AWM reported net revenues of € 1.1 billion for the first half of 2009, a significant decrease of € 830 million, or 42%, compared to the first half of 2008. Portfolio/fund management revenues in AM were € 312 million, or 31%, lower than in the same period last year. PWM’s portfolio/fund management revenues were down € 33 million, or 18%. For both business divisions the reduction mainly reflected market-driven lower asset values and net outflows of invested assets during 2008 and in the first quarter 2009, which impacted asset-based fees as well as performance fees. Brokerage revenues of € 372 million decreased by € 108 million, or 23%, primarily driven by lower customer activity as a consequence of the uncertainties in the securities markets. Loan/deposit revenues were up € 31 million, or 25%, largely due to a positive impact from the revision of our risk-based funding framework and higher volumes in both our loan and deposit businesses. Revenues from other products were negative € 235 million in the first six months of 2009, compared to positive € 169 million in the same period of the previous year. The 2009 reporting period included impairment charges of € 230 million related to RREEF investments. The prior year period included gains from the sale of business activities.
Noninterest expenses in the first half of 2009 were € 1.4 billion. The decrease of € 146 million, or 10%, compared to the first half of 2008 primarily reflects the results of our cost management initiatives. Higher severance payments were offset by lower performance-related compensation. The first six months of 2008 included € 58 million of discretionary injections into certain money market funds as well as € 18 million of policy holder benefits and claims expenses.

Management Report     Business Segment Review
AWM’s loss before income taxes for the first half of 2009 was € 258 million, compared to income before income taxes of € 431 million in the first half of 2008.
Invested assets in AWM increased by € 4 billion to € 632 billion in the first half of 2009. The increase was driven by positive performance and foreign exchange rate effects, partly offset by net outflows of € 6 billion in AM.
Private & Business Clients Corporate Division (PBC)

	Three months ended			Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Change in %	Jun 30, 2009	Jun 30, 2008	Change in %
Net revenues	1,414	1,478	(4)	2,795	2,931	(5)

Provision for credit losses	217	144	51	382	269	42

Noninterest expenses	1,141	1,006	13	2,152	2,030	6

Minority interest	0	0	N/M	0	0	N/M

Income before income taxes	55	328	(83)	262	632	(59)

N/M	– Not meaningful
2009 to 2008 Three Months Comparison
Net revenues in the second quarter 2009 in PBC were € 1.4 billion, down € 64 million, or 4%, compared to the second quarter 2008. Brokerage revenues decreased € 119 million, or 40%, compared to the second quarter 2008, reflecting lower levels of client activity due to uncertainties in securities markets. Revenues from payments, account & remaining financial services decreased by € 20 million, or 7%. This decline was mainly due to lower revenues related to insurance products sales. Loan/deposit revenues increased by € 49 million, or 6%, compared to the prior year quarter. Lower margins on deposits were more than offset by higher loan and deposit volumes and by higher loan margins. Revenues from portfolio/fund management increased by € 12 million, or 21%, compared to the second quarter 2008, predominantly driven by a successful product campaign in Germany. Revenues from other products increased by € 14 million, or 13%, compared to the prior year quarter. This development was mainly driven by PBC’s asset and liability management function.
Provision for credit losses was € 217 million in the second quarter 2009, up € 73 million, or 51%, compared to the same quarter last year. This development particularly reflects a continued deterioration of the credit environment in Spain, generally higher credit costs in the other regions, partly offset by lower provisions of € 30 million in relation to revised parameter and model assumptions.
Noninterest expenses were € 1.1 billion in the second quarter 2009, an increase of € 136 million, or 13%, compared to the second quarter 2008. The increase reflects severance payments totaling € 150 million, including € 115 million in PBC and allocated severance payments of € 35 million from centralized service functions. These severance payments are related to measures to improve the platform efficiency. Excluding severance payments, noninterest expenses were essentially unchanged versus the prior year quarter.

Management Report     Business Segment Review
Income before income taxes was € 55 million in the second quarter 2009 compared to € 328 million in the second quarter 2008. The significant decline was attributable mainly to higher severance payments and the more challenging market environment after September 2008. The decline of € 151 million compared to income before income taxes of € 206 million in the first quarter 2009 was predominantly attributable to the aforementioned severance payments related to our efficiency measures.
Invested assets increased by € 6 billion to € 189 billion in the second quarter 2009. This increase was primarily driven by market appreciation.
2009 to 2008 Six Months Comparison
Net revenues in the first half of 2009 were € 2.8 billion, a decrease of € 136 million, or 5%, compared to the first half of 2008. Revenues from brokerage decreased by € 205 million, or 35%, compared to the first six months of 2008, mainly reflecting lower levels of client activity due to unfavorable market conditions. Revenues from portfolio/fund management decreased by € 2 million, or 2%. Payment, account & remaining financial services decreased by € 47 million, or 9%, predominantly driven by lower insurance brokerage revenues, partly offset by improved revenues from payment and account services. Loan/deposit revenues were up € 61 million, or 4%, compared to the first half of 2008, driven by organic growth in loan and deposit volumes as well as from higher loan margins. Revenues from other products increased by € 57 million, or 29%, compared to the first six months of 2008. This development was mainly driven by PBC’s asset and liability management function and a gain on the disposal of an available for sale investment.
In the first half of 2009 the provision for credit losses was € 382 million, an increase of € 113 million, or 42%, compared to the first half of 2008. This development reflects the continued deterioration of the credit environment in Spain and generally higher credit costs in the other regions. The provisions for credit losses in 2009 include a € 60 million release in the first quarter and lower provisions of € 30 million in the second quarter, both in relation to revised parameter and model assumptions.
For the first six months of 2009, noninterest expenses were € 2.2 billion, an increase of € 121 million, or 6%, compared to the first six months of 2008. The increase was due to significantly higher severance payments in the first half of 2009, while other cost categories were below prior year levels.
For the first half year of 2009, income before income taxes was € 262 million, a decrease of € 370 million, or 59%, versus the first half of 2008, driven by the aforementioned severance payments and higher provisions for credit losses.

Management Report     Business Segment Review
During the first six months of 2009, invested assets were essentially unchanged, with a € 3 billion increase attributable to market appreciation, partly offset by invested asset outflows of € 2 billion.
PBC acquired 63,000 net new clients in the first half year 2009, mainly driven by increases in Italy, Poland and Germany.
Corporate Investments Group Division (CI)

	Three months ended			Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Change in %	Jun 30, 2009	Jun 30, 2008	Change in %
Net revenues	660	296	123	813	1,001	(19)

Provision for credit losses	(0)	(1)	(87)	(0)	(1)	(63)

Noninterest expenses	284	22	N/M	373	48	N/M

Minority interest	(1)	(0)	N/M	(1)	(0)	132

Income before income taxes	377	275	37	441	955	(54)

N/M	– Not meaningful
2009 to 2008 Three Months Comparison
CI’s income before income taxes was € 377 million in the second quarter 2009, compared to € 275 million in the second quarter 2008. The current quarter included specific positive impacts: gains of € 234 million from derivatives related to the acquisition of Deutsche Postbank AG shares, as well as gains of € 132 million arising from the sale of industrial holdings, mainly related to the further reduction of our stake in Daimler AG and the disposal of our remaining stake in Linde AG. Further contributing to the result were net revenues from our investment in Deutsche Postbank AG (including gains from the put/call options to increase our investment) as well as gains from our option to increase our share in Hua Xia Bank Co. Ltd. These developments were partly offset by a goodwill impairment charge of € 151 million on our investment in Maher Terminals LLC resulting from the negative outlook for business volumes.
The second quarter 2008 included gains of € 145 million from our industrial holdings portfolio related to Allianz SE and Daimler AG, a gain of € 96 million related to the disposal of our investment in Arcor AG & Co. KG and dividend income of € 111 million, partly offset by mark-downs, including that on our Hua Xia Bank option.
2009 to 2008 Six Months Comparison
For the first six months of 2009, income before income taxes was € 441 million, compared to € 955 million in the same period of the prior year. The first six months of 2009 included mark-to-market gains of € 476 million from the aforementioned derivatives related to the acquisition of Deutsche Postbank AG shares, gains of € 192 million from the sale of industrial holdings, revenues from our investment in Deutsche Postbank AG (including the aforementioned gains from the put/call options to increase our investment) and gains from our option to increase our share in Hua Xia Bank Co. Ltd. These developments were partly offset by impairment charges of € 302 million on our industrial holdings and a goodwill impairment charge related to our aforementioned investment in Maher Terminals LLC.

Management Report     Business Segment Review
The first six months of 2008 additionally included further gains of € 854 million from the sale of industrial holdings, including Daimler AG, Allianz SE and Linde AG.
Consolidation & Adjustments (C&A)

	Three months ended			Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Change in %	Jun 30, 2009	Jun 30, 2008	Change in %
Net revenues	(50)	(198)	(75)	217	(282)	N/M

Provision for credit losses	(0)	(0)	N/M	(0)	(0)	N/M

Noninterest expenses	(25)	(27)	(6)	66	(48)	N/M

Minority interest	17	5	N/M	20	13	48

Income (loss) before income taxes	(41)	(176)	(77)	132	(247)	N/M

N/M	– Not meaningful
2009 to 2008 Three Months Comparison
Loss before income taxes in C&A was € 41 million in the second quarter 2009 compared to a loss of € 176 million in the prior year quarter. The second quarter 2009 was significantly influenced by two largely offsetting effects. Gains of € 392 million from derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans, were offset by negative effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions, mainly driven by both euro and U.S. dollar interest rate curves steepening during the quarter. The latter effect also negatively impacted the prior year quarter.
2009 to 2008 Six Months Comparison
In the first half of 2009, income before income taxes in C&A was € 132 million compared to a loss of € 247 million in the first six months of 2008. The result of the first half of 2009 was mainly driven by € 425 million gains on the aforementioned derivative contracts. Partly offsetting this positive effect were negative effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions that mainly resulted from the significant volatility in interest rates in the first half of 2009. The prior year results were mainly driven by negative adjustments for differences in the accounting methods used for management reporting and IFRS.

Management Report     Financial Position
Financial Position
The table below shows information on our financial position.

in € m.	Jun 30, 2009	Dec 31, 2008
Cash and due from banks	11,073	9,826

Interest-earning deposits with banks	45,562	64,739

Central bank funds sold, securities purchased under resale agreements and securities borrowed	51,680	44,289

Trading assets	228,475	247,462

Positive market values from derivative financial instruments	769,678	1,224,493

Financial assets designated at fair value through profit or loss[1]	142,372	151,856

Loans	264,485	269,281

Brokerage and securities related receivables	139,813	104,058

Remaining assets	79,735	86,419

Total assets	1,732,873	2,202,423

Deposits	368,532	395,553

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	57,698	90,333

Trading liabilities	54,504	68,168

Negative market values from derivative financial instruments	730,533	1,181,617

Financial liabilities designated at fair value through profit or loss[2]	83,277	78,003

Other short-term borrowings	44,766	39,115

Long-term debt	134,811	133,856

Brokerage and securities related payables	154,342	111,467

Remaining liabilities	68,970	72,397

Total liabilities	1,697,433	2,170,509

Total equity	35,440	31,914

1	Includes securities purchased under resale agreements designated at fair value through profit or loss of € 90,279 million and € 94,726 million and securities borrowed designated at fair value through profit or loss of € 24,968 million and of € 29,079 million as of June 30, 2009 and December 31, 2008, respectively.

2	Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 61,669 million and € 52,633 million as of June 30, 2009 and December 31, 2008 respectively.
Assets and Liabilities
As of June 30, 2009, total assets were € 1,733 billion. The decrease of € 470 billion, or 21%, compared to December 31, 2008, reflects a significant improvement of our leverage, primarily in CB&S. Total liabilities were down by € 473 billion to € 1,697 billion.
The development of both assets and liabilities during the first six months of 2009 was only slightly affected by the shift in foreign exchange rates between the U.S. dollar and the euro. While in the first three months of 2009 the weakening of the euro led to higher euro equivalents for our U.S. dollar denominated assets and liabilities, the strengthening of the euro in the second quarter of 2009 largely reversed this development.

Management Report     Financial Position
Financial assets and liabilities at fair value through profit or loss were the main contributors to the overall decrease in total assets and liabilities compared to December 31, 2008. Positive and negative market values from derivatives were down by € 455 billion and € 451 billion, respectively, mainly from rising longer-term U.S. dollar interest rates, narrowing credit spreads and FX products. Financial positions designated at fair value through profit or loss were down € 9 billion in assets and up € 5 billion in liabilities, both mainly from secured transactions. Trading assets and trading liabilities were lower by € 19 billion and € 14 billion, respectively, as a result of our activities to reduce the size of our balance sheet.
Central bank funds sold, securities purchased under resale agreements and securities borrowed increased by € 7 billion. Central bank funds purchased, securities sold under repurchase agreements and securities loaned decreased by € 33 billion, as liquidity returned into the markets.
Loans decreased € 5 billion to € 264 billion, mainly in the non-German part of the CB&S portfolio, partly offset by increases in PBC. Deposits were down € 27 billion, in particular driven by a decline of deposits from banks in CIB, partly offset by increases in PCAM. Long-term debt was € 135 billion as of June 30, 2009, slightly up compared to December 31, 2008, including the issuance of our inaugural Pfandbrief in the second quarter.
Interest-earning deposits with banks were down € 19 billion versus December 31, 2008, primarily due to the withdrawal of deposits with central banks.
Brokerage and securities related receivables and payables were up € 36 billion and € 43 billion, respectively, compared to December 31, 2008. Both increases included higher volumes of unsettled regular way trades, resulting from increased market activity.
Fair Value Hierarchy – Valuation Techniques with Unobservable Parameters
Financial instruments carried at fair value are categorized under the three levels of the IFRS fair value hierarchy depending upon whether their values were determined based upon quoted prices in an active market (“Level 1”), valuation techniques with observable parameters (“Level 2”) or valuation techniques with one or more significant unobservable parameters (“Level 3”). Level 3 assets include complex OTC derivatives, illiquid loans and certain structured bonds.
Total Level 3 assets were € 64 billion as of June 30, 2009, which was equivalent to 5 % of total fair value assets (versus € 88 billion, or 5%, as of December 31, 2008). Total Level 3 liabilities were € 21 billion as of June 30, 2009 which was equivalent to 2 % of total fair value liabilities (versus € 34 billion, or 3%, as of December 31, 2008). The decrease in Level 3 assets of € 24 billion during the six months ended June 30, 2009 was mainly attributable to improved transparency of credit and credit correlation inputs resulting in reclassifications into Level 2, sales of mortgage-backed and other securities as well as a reduction in derivatives market values during the second quarter.

Management Report     Financial Position
The decrease in Level 3 liabilities of € 13 billion during the six months ended June 30, 2009 was mainly attributable to improved transparency of credit correlation inputs resulting in reclassification into Level 2, sales of mortgage-backed securities which resulted in deconsolidation of certain securitization vehicles as well as reduced derivatives market values reported during the second quarter of 2009.
Equity
Total equity of € 35.4 billion as of June 30, 2009, increased by € 3.5 billion, or 11%, compared to December 31, 2008. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 2.3 billion and a capital increase of € 958 million from the issuance of 50 million new shares in March 2009 related to the acquisition of a minority interest in Deutsche Postbank AG. In addition, actuarial losses related to defined benefit plans, net of tax, of € 289 million, were offset by the change in unrealized net gains on financial assets available for sale, net of tax.
Unrealized net losses on financial assets available for sale decreased by € 289 million compared to December 31, 2008. The negative balance of € 593 million as of June 30, 2009 included net losses of € 948 million from debt securities in Group-sponsored asset-backed commercial paper (“ABCP”) conduits which were reclassified out of financial assets available for sale to the loans category as of July 1, 2008, following the amendments to IAS 39, “Reclassification of Financial Assets”. These unrealized losses, which occurred prior to the reclassification date, are amortized through profit or loss until maturity of the assets based on the effective interest rate method. If the reclassified asset becomes impaired, the amount recorded in shareholders’ equity relating to the impaired asset is released to the income statement at the impairment date.
Regulatory Capital
Tier 1 capital at the end of the quarter was € 32.5 billion, up by € 0.2 billion from the end of the first quarter 2009. Tier 1 capital increased primarily due to net income which was largely offset by actuarial losses related to our defined benefit plans and higher capital deductions. Risk-weighted assets were € 295 billion at the end of the quarter, down € 21 billion versus the end of the first quarter 2009. This reduction resulted from a number of factors, including mark-to-market movements and exchange rate effects, lower risk-weighted assets as more exposures became impaired, improved netting and collateral recognition as well as hedging, restructuring, cancellation and asset sales. These reductions were partly offset by the effect of rating down-grades on certain assets and € 6 billion higher risk-weighted assets resulting from an increase in the regulatory capital multiplier for market risk imposed by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in the second quarter.

Management Report     Special Purpose Entities
Our Tier 1 capital ratio was 11.0 % at the end of the quarter, up from 10.2 % at the end of the first quarter 2009, and above our published target of 10%. The core Tier 1 ratio, which excludes hybrids, was 7.8 % at the end of the quarter, up from 7.1 % at the end of the prior quarter.
Special Purpose Entities
We engage in various business activities with certain entities, referred to as special purpose entities (“SPEs”), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.
In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note [1] of our Financial Report 2008.
Total Assets in Consolidated SPEs
These tables provide detail about the assets (after consolidation eliminations) in our consolidated SPEs. These tables should be read in conjunction with the “Update on Key Credit Market Exposures” which is included on page 16 of this report.

Management Report     Special Purpose Entities

	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
Jun 30, 2009	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits[2]	81	19	19,542	4	53	19,699

Group sponsored securitizations
U.S.	3,289	—	—	—	38	3,327
non-U.S.	597	—	1,169	38	24	1,828

Third party sponsored securitizations
U.S.	232	—	—	18	16	266
non-U.S.	—	—	570	2	26	598

Repackaging and investment products	5,893	1,939	42	596	1,629	10,099

Mutual funds[3]	5,760	—	—	2,118	20	7,898

Structured transactions	2,434	32	5,305	15	457	8,243

Operating entities	1,671	3,222	1,976	606	1,257	8,732

Other	432	57	879	92	821	2,281

Total	20,389	5,269	29,483	3,489	4,341	62,971

1	Fair value of derivative positions was € 281 million.

2	Decrease in loans during the quarter due to maturing facilities.

3	Movement due to the repayment of funds to investors during the period.

	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
Mar 31, 2009	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	278	22	23,559	—	88	23,947

Group sponsored securitizations
U.S.	3,710	—	—	—	118	3,828
non-U.S.	693	—	1,172	52	34	1,951

Third party sponsored securitizations
U.S.	255	—	—	—	93	348
non-U.S.	—	—	557	2	20	579

Repackaging and investment products	5,909	1,854	120	843	2,077	10,803

Mutual funds	7,376	—	—	2,686	28	10,090

Structured transactions	3,114	186	5,187	13	420	8,920

Operating entities	1,710	3,362	2,089	637	1,130	8,928

Other	416	291	1,097	392	498	2,694

Total	23,461	5,715	33,781	4,625	4,506	72,088

1	Fair value of derivative positions was € 220 million.

Management Report     Special Purpose Entities
Exposure to Nonconsolidated SPEs
This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs. This table should be read in conjunction with the “Update on Key Credit Market Exposures” included in this Interim Report on page 16.

Maximum unfunded exposure remaining
in € bn.	Jun 30, 2009	Mar 31, 2009
Category:

Group sponsored ABCP conduits	3.3	3.3

Third party ABCP conduits
U.S.[1]	0.9	2.1
non-U.S.	—	—

Third party sponsored securitizations
U.S.[1]	4.1	5.0
non-U.S.	3.6	3.7

Guaranteed mutual funds[2]	12.8	11.8

Real estate leasing funds	0.8	0.8

1	Decrease during quarter due to maturing facilities, loan draw downs and movements in foreign exchange rates.

2	Increase was due to the launch of two guaranteed mutual funds.
Related Party Transactions
We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to the section “Other Financial Information” of this Interim Report.
Management Board
At its meeting on March 17, 2009, the Supervisory Board appointed Michael Cohrs, Jürgen Fitschen, Anshuman Jain and Rainer Neske members of the Management Board of Deutsche Bank AG for a period of three years with effect from April 1, 2009.
Significant Transactions
During the first quarter 2009, we announced the completion of the amended transaction structure for the acquisition of Deutsche Postbank AG shares. This transaction affects our current and future results. For further detail, please refer to the section “Other Financial Information” of this Interim Report.

Management Report     Outlook
Goodwill Impairment Review
During the first half of 2009, our market capitalization remained below book value despite a substantial recovery in Deutsche Bank’s share price from its low point in the beginning of 2009. We have undertaken a review of our goodwill on the level of our primary cash generating units with a focus on the cash generating unit Corporate Finance, which is still adversely affected by the financial crisis.
Our review of the current and expected performance of Corporate Finance indicated that the recoverable amount, while reduced as compared with our annual goodwill impairment test conducted in the fourth quarter of 2008, was still above the respective carrying amount. On this basis, we concluded that there was no indication for a potential goodwill impairment in this cash generating unit as of June 30, 2009. However, should conditions in the financial markets and the banking industry continue to deteriorate, an impairment situation may arise in the future. The forecasted performance of Corporate Finance in particular could be adversely affected by a significant deterioration in the overall credit environment, especially by rising corporate default rates, and by continued low levels of M&A activity combined with a significant reduction of issuance volumes.
Corporate Investments (CI) recorded a goodwill impairment loss of € 151 million in the second quarter of 2009. The impairment related to the consolidated infrastructure investment Maher Terminals LLC, a privately held operator of port terminal facilities in North America, which was not integrated into the primary cash-generating unit CI, and was triggered by a negative outlook for container/business volumes. The fair value less costs to sell of the investment was determined based on a discounted cash flow model.
Outlook
The following section should be read in conjunction with the Outlook section in the Management Report and the Risk Report provided in the Financial Report 2008.
After the deep slump in the first three months of 2009, recent economic indicators point to an improved outlook for much of the world economy. The contraction in Germany and the eurozone slowed noticeably in the second quarter, so that the trough of the recession may be reached soon. Even with the economy possibly bottoming out in autumn and a return to some degree of growth in the final quarter of 2009, real GDP looks set to decline by an annual average of roughly 6 % in Germany and 4.5 % in the eurozone. Economic output in the United States is likely to shrink by close to 3 % in 2009. The world economy looks set to contract by just under 3 % in 2009. Global growth in 2010 is likely to be moderate at best.

Management Report     Outlook
The outlook for the banking sector has improved somewhat of late. The recent stabilization of financial markets should add some support to capital markets businesses. Debt issuance by public and private borrowers in the second half of the year is likely to continue, albeit at lower levels than in the first six months of 2009. Equity issuance may gain some momentum, while the market for mergers & acquisitions will probably continue to be characterized by a limited appetite for large deals. On the other hand, even with the anticipated bottoming out of the real economy, pressure on banks’ loan portfolios is likely to continue to increase substantially as private and corporate insolvencies mount and default rates rise.
Important changes in the regulatory environment are under way in Europe and in the U.S., particularly with regard to safeguarding the stability of the financial system. Stress tests have been or will be conducted to evaluate the resilience of banks in the face of a potential further deterioration in the macroeconomic environment. Public programs to clear banks’ balance sheets of illiquid, complex legacy assets are being implemented, although volumes are likely to be significantly lower than envisaged initially.
The outlook for Deutsche Bank is strongly influenced by progress in the global economy. We have witnessed stabilization of the world’s banking industry and financial markets, thanks in part to resolute action by politicians, regulators and central bankers, and these have benefited us. Increased liquidity and lower volatility in financial markets are both supportive for our business. However, we remain cautious on the outlook for the global economy, notably employment and real estate markets, while we also foresee continued pressure on the credit environment. These factors will influence business conditions in the remainder of 2009.
In this uncertain environment, Deutsche Bank is well prepared. We have reduced costs and balance sheet risks, and strengthened our capital and liquidity base, all of which leaves us well-placed to confront near-term challenges. Our strategic focus and proven business model, our leading franchises in critical areas, and our financial strength, all position us well to take full advantage of opportunities, as and when business conditions improve. While maintaining our cost, risk and capital discipline, we will also invest further in growth businesses, regions and customer segments. We will continue to commit both human and capital resources to businesses with attractive returns for our shareholders.

Management Report     Risk Report
Risk Report
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles and organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework can be found in our Financial Report 2008. Further details on selected exposures pertinent to those asset classes most affected by the market dislocations of 2007 and 2008 are disclosed in the section “Update on Key Credit Market Exposures” included within this report on page 16.
Allowance for Credit Losses
We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:
—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”);

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and

—	a reliable estimate of the loss amount can be made.
We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance.
We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess, collectively, impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

Management Report     Risk Report
To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments. If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan’s original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amounts of the loans are reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The collectively measured loss amount has three components:
—	The first component is an amount for country risk and for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which we conduct business.

—	The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences.

—	The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been identified as individually impaired or measured as part of the smaller-balance homogeneous loans.
The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Management Report     Risk Report
The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

	Six months ended			Six months ended
Allowance for	Jun 30, 2009			Jun 30, 2008
loan losses	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	977	961	1,938	930	775	1,705

Provision for loan losses	1,034	484	1,518	7	271	278

Net charge-offs	(146)	(145)	(291)	(59)	(224)	(282)
Charge-offs	(163)	(211)	(374)	(102)	(309)	(411)
Recoveries	17	66	83	43	85	128

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(19)	(19)	(38)	(31)	(19)	(51)

Balance, end of period	1,846	1,281	3,127	847	803	1,650

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

	Six months ended			Six months ended
Allowance for	Jun 30, 2009			Jun 30, 2008
off-balance sheet positions	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	98	112	210	101	118	219

Provision for off-balance sheet positions	17	(9)	8	(26)	(3)	(29)

Usage	(42)	—	(42)	—	—	—

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes	5	2	7	—	(5)	(5)

Balance, end of period	78	105	183	75	110	185

Management Report     Risk Report
Problem Loans and IFRS Impaired Loans
In keeping with SEC industry guidance we continue to monitor and report problem loans. Our problem loans consist of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans, even if no loss has been incurred. Under IFRS we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we consider our smaller-balance standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.
The following table shows the breakdown of our problem loans and IFRS impaired loans.

	Jun 30, 2009			Dec 31, 2008
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Nonaccrual loans	5,620	2,024	7,644	2,810	1,400	4,210

Loans 90 days or more past due and still accruing	35	245	280	13	188	201

Troubled debt restructurings	304	—	304	144	—	144

Total problem loans	5,959	2,269	8,228	2,967	1,588	4,555

thereof: IFRS impaired loans	4,707	2,024	6,731	2,282	1,400	3,682

The € 3.7 billion increase in problem loans was driven by € 2.0 billion in relation to IAS 39 reclassified assets largely reflecting exposure to a single counterparty. We recorded further increases of € 1.2 billion in our individually assessed problem loans while our collectively assessed problem loans increased by € 481 million, mainly within PBC.
Market Risk of Trading Portfolios
The following table shows the value-at-risk of the trading units of the Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial.

Value-at-risk of			Diversification						Foreign exchange		Commodity price
trading units[1,2]	Total		effect		Interest rate risk		Equity price risk		risk		risk
in € m.	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Average[3]	142.9	122.0	(71.6)	(74.7)	133.3	105.4	31.3	60.7	32.9	18.4	17.0	12.2

Maximum[3]	180.1	172.9	(112.3)	(104.1)	169.2	143.3	47.3	93.8	64.4	42.4	34.7	21.1

Minimum[3]	117.2	97.5	(41.6)	(48.4)	103.0	83.1	20.8	31.0	11.9	8.5	10.6	7.6

Period-end[4]	121.7	131.4	(41.6)	(84.5)	106.5	129.9	28.1	34.5	14.0	38.0	14.7	13.5

1	All figures for 1-day holding period; 99 % confidence level.

2	Value-at-risk is not additive due to correlation effects.

3	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2009 and the full year 2008, respectively.

4	Figures for 2008 as of December 31, 2008; figures for 2009 as of June 30, 2009.

Consolidated Financial Statements     Consolidated Statement of Income (unaudited)
Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended		Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
Interest and similar income	7,231	15,009	16,030	30,358

Interest expense	4,467	12,058	9,423	24,731

Net interest income	2,764	2,951	6,607	5,627

Provision for credit losses	1,000	135	1,526	249

Net interest income after provision for credit losses	1,764	2,816	5,081	5,378

Commissions and fee income	2,242	2,563	4,424	5,094

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,611	(475)	4,875	(2,053)

Net gains (losses) on financial assets available for sale	9	61	(495)	744

Net income from equity method investments	206	65	18	151

Other income	108	260	(248)	505

Total noninterest income	5,176	2,474	8,574	4,441

Compensation and benefits	3,140	2,679	6,115	5,613

General and administrative expenses	2,201	1,845	4,188	3,820

Policyholder benefits and claims	126	119	64	(7)

Impairment of intangible assets	157	5	157	5

Restructuring activities	—	—	—	—

Total noninterest expenses	5,624	4,648	10,524	9,431

Income before income taxes	1,316	642	3,131	388

Income tax expense (benefit)	242	(3)	876	(116)

Net income	1,074	645	2,255	504

Net income (loss) attributable to minority interest	(18)	(4)	(22)	(13)

Net income attributable to Deutsche Bank shareholders	1,092	649	2,277	517

Earnings per Common Share

	Three months ended		Six months ended
	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
Earnings per common share:

Basic	€1.70	€1.33	€3.66	€1.06

Diluted	€1.64	€1.27	€3.53	€1.01

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding	641.8	487.1	622.4	485.5

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	665.5	510.3	645.0	509.1

Consolidated Financial Statements          Consolidated Statement of Recognized Income and Expense (unaudited)
Consolidated Statement of Recognized Income and Expense (unaudited)

	Three months ended		Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
Net income recognized in the income statement	1,074	645	2,255	504

Actuarial gains (losses) related to defined benefit plans, net of tax[1]	(405)	217	(289)	308

Net gains/losses not recognized in the income statement, net of tax

Unrealized net gains/losses on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	510	(1,320)	(92)	(3,212)
Net reclassification adjustment for realized net (gains) losses, before tax	26	(61)	565	(744)

Unrealized net gains/losses on derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period, before tax	75	10	134	34
Net reclassification adjustment for realized net (gains) losses, before tax	2	2	4	4

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	(163)	78	357	(841)
Net reclassification adjustment for realized net (gains) losses, before tax	—	1	—	1

Tax on net gains (losses) not recognized in the income statement	(256)	325	(115)	441

Total net gains (losses) not recognized in the income statement, net of tax	194 [2]	(965)	853 [3]	(4,317)

Total recognized income and expense	863	(103)	2,819	(3,505)

Attributable to:
Minority interest	(39)	(13)	(7)	(50)
Deutsche Bank shareholders	902	(90)	2,826	(3,455)

1	Due to a change in accounting policy, actuarial gains (losses) related to defined benefit plans were recognized directly in retained earnings with prior periods restated as disclosed in Note [1] of the Financial Report 2008. Included in these amounts are deferred taxes of € (43) million for the three months ended June 30, 2009, of € (85) million for the three months ended June 30, 2008, of € (95) million for the six months ended June 30, 2009, and of € (124) million for the six months ended June 30, 2008.

2	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between March 31, 2009 of € (4,228) million and June 30, 2009 of € (4,013) million, adjusted for changes in minority interest attributable to these components of € (21) million.

3	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2008 of € (4,851) million and June 30, 2009 of € (4,013) million, adjusted for changes in minority interest attributable to these components of € 15 million.

Consolidated Financial Statements      Consolidated Balance Sheet (unaudited)
Consolidated Balance Sheet (unaudited)
Assets

in € m.	Jun 30, 2009	Dec 31, 2008
Cash and due from banks	11,073	9,826

Interest-earning deposits with banks	45,562	64,739

Central bank funds sold and securities purchased under resale agreements	12,503	9,267

Securities borrowed	39,177	35,022

Financial assets at fair value through profit or loss
Trading assets	228,475	247,462
Positive market values from derivative financial instruments	769,678	1,224,493
Financial assets designated at fair value through profit or loss	142,372	151,856

Total financial assets at fair value through profit or loss	1,140,525	1,623,811

Financial assets available for sale	19,960	24,835

Equity method investments	7,611	2,242

Loans	264,485	269,281

Property and equipment	2,676	3,712

Goodwill and other intangible assets	10,002	9,877

Other assets	169,629	137,829

Income tax assets	9,670	11,982

Total assets	1,732,873	2,202,423

Liabilities and Equity

in € m.	Jun 30, 2009	Dec 31, 2008
Deposits	368,532	395,553

Central bank funds purchased and securities sold under repurchase agreements	55,281	87,117

Securities loaned	2,417	3,216

Financial liabilities at fair value through profit or loss
Trading liabilities	54,504	68,168
Negative market values from derivative financial instruments	730,533	1,181,617
Financial liabilities designated at fair value through profit or loss	83,277	78,003
Investment contract liabilities	6,801	5,977

Total financial liabilities at fair value through profit or loss	875,115	1,333,765

Other short-term borrowings	44,766	39,115

Other liabilities	199,261	160,598

Provisions	1,372	1,418

Income tax liabilities	6,029	6,138

Long-term debt	134,811	133,856

Trust preferred securities	9,841	9,729

Obligation to purchase common shares	8	4

Total liabilities	1,697,433	2,170,509

Common shares, no par value, nominal value of € 2.56	1,589	1,461

Additional paid-in capital	15,269	14,961

Retained earnings	21,751	20,074

Common shares in treasury, at cost	(261)	(939)

Equity classified as obligation to purchase common shares	(8)	(3)

Net gains/losses not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(593)	(882)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(125)	(349)
Foreign currency translation, net of tax	(3,295)	(3,620)

Total net gains (losses) not recognized in the income statement, net of tax	(4,013)	(4,851)

Total shareholders’ equity	34,327	30,703

Minority interest	1,113	1,211

Total equity	35,440	31,914

Total liabilities and equity	1,732,873	2,202,423

Consolidated Financial Statements       Consolidated Statement of Changes in Equity (unaudited)
Consolidated Statement of Changes in Equity (unaudited)

	Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008
Common shares
Balance, beginning of year	1,461	1,358
Capital increase	128	—
Common shares issued under share-based compensation plans	—	0
Balance, end of period	1,589	1,358

Additional paid-in capital
Balance, beginning of year	14,961	15,808
Net change in share awards in the reporting period	(170)	836
Capital increase	830	—
Common shares issued under share-based compensation plans	—	10
Tax benefits related to share-based compensation plans	16	(109)
Option premiums on options on Deutsche Bank common shares	(112)	7
Net gains (losses) on treasury shares sold	(198)	(143)
Other	(58)	(50)
Balance, end of period	15,269	16,359

Retained earnings
Balance (adjusted), beginning of year[1]	20,074	26,051
Net income attributable to Deutsche Bank shareholders	2,277	517
Cash dividends declared and paid	(309)	(2,274)
Dividend related to equity classified as obligation to purchase common shares	—	226
Actuarial gains (losses) related to defined benefit plans, net of tax	(289)	308
Other effects from options on Deutsche Bank common shares	(2)	(7)
Other	—	—
Balance, end of period	21,751	24,821

Common shares in treasury, at cost
Balance, beginning of year	(939)	(2,819)
Purchases of shares	(14,607)	(13,223)
Sale of shares	14,776	13,587
Treasury shares distributed under share-based compensation plans	509	3
Balance, end of period	(261)	(2,452)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(3)	(3,552)
Additions	(5)	(362)
Deductions	—	81
Balance, end of period	(8)	(3,833)

Net gains/losses not recognized in the income statement, net of tax
Balance (adjusted), beginning of year[2]	(4,851)	1,047
Change in unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	289	(3,491)
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	224	26
Foreign currency translation, net of tax	325	(815)
Balance, end of period	(4,013)	(3,233)

Total shareholders’ equity, end of period	34,327	33,020

Minority interest
Balance, beginning of year	1,211	1,422
Minority interests in net profit or loss	(22)	(13)
Increases	67	598
Decreases and dividends	(155)	(192)
Foreign currency translation, net of tax	12	(38)
Balance, end of period	1,113	1,777

Total equity, end of period	35,440	34,797

1	The beginning balance for the six months ended June 30, 2008 was increased by € 935 million for a change in accounting policy and other adjustments as described in Note [1] of the Financial Report 2008.

2	The beginning balance for the six months ended June 30, 2008 was reduced by € 86 million for a change in accounting policy and other adjustments as described in Note [1] of the Financial Report 2008.

Consolidated Financial Statements      Consolidated Statement of Cash Flows (unaudited)
Consolidated Statement of Cash Flows (unaudited)

	Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008
Net income	2,255	504

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	1,526	249
Restructuring activities	—	—
Gain on sale of financial assets available for sale, equity method investments, and other	(448)	(1,433)
Deferred income taxes, net	153	(1,219)
Impairment, depreciation and other amortization, and accretion	1,496	1,529
Share of net income from equity method investments	(88)	(78)

Income (loss) adjusted for noncash charges, credits and other items	4,894	(448)

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(5,941)	(6,232)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(4,705)	414
Trading assets and positive market values from derivative financial instruments	582,690	(118,091)
Other financial assets at fair value through profit or loss	18,620	59,287
Loans	12,691	(17,064)
Other assets	(24,033)	(34,812)
Deposits	(35,877)	(27,246)
Trading liabilities and negative market values from derivative financial instruments	(563,884)	144,937
Other financial liabilities at fair value through profit or loss[1]	1,029	(38,988)
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	(36,728)	(9,625)
Other short-term borrowings	3,641	(782)
Other liabilities	29,969	43,687
Senior long-term debt[2]	(3,533)	5,644
Other, net	(2,087)	7,240

Net cash provided by (used in) operating activities	(23,254)	7,921

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	5,307	6,903
Maturities of financial assets available for sale	5,235	6,192
Sale of equity method investments	316	361
Sale of property and equipment	28	77

Purchase of:
Financial assets available for sale	(6,444)	(20,755)
Equity method investments	(3,416)	(392)
Property and equipment	(245)	(279)
Net cash received (paid) for business combinations/divestitures	—	80
Other, net	(1,511)	(28)

Net cash used in investing activities	(730)	(7,841)

Cash flows from financing activities:
Issuances of subordinated long-term debt	321	508
Repayments and extinguishments of subordinated long-term debt	(1,235)	(391)
Issuances of trust preferred securities	—	3,056
Repayments and extinguishments of trust preferred securities	—	—
Common shares issued under share-based compensation plans	—	10
Purchases of treasury shares	(14,607)	(13,223)
Sale of treasury shares	14,326	13,498
Dividends paid to minority interests	(5)	(8)
Net change in minority interests	(105)	396
Cash dividends paid	(309)	(2,274)

Net cash provided by (used in) financing activities	(1,614)	1,572

Net effect of exchange rate changes on cash and cash equivalents	1,411	(429)

Net decrease in cash and cash equivalents	(24,187)	1,223
Cash and cash equivalents at beginning of period	65,264	26,098
Cash and cash equivalents at end of period	41,077	27,321

Net cash provided by operating activities include

Income taxes paid (received), net	(1,244)	1,576

Interest paid	10,762	26,185

Interest and dividends received	17,554	32,099

Cash and cash equivalents comprise

Cash and due from banks	11,073	5,884

Interest-earning demand deposits with banks (not included: time deposits of € 15,558 million as of June 30, 2009, and € 11,441 million as of June 30, 2008)	30,004	21,437

Total	41,077	27,321

1	Included are senior long-term debt issuances of € 7,844 million and € 12,992 million and repayments and extinguishments of € 8,454 million and € 8,862 million until June 30, 2009 and June 30, 2008, respectively.

2	Included are issuances of € 24,913 million and € 34,272 million and repayments and extinguishments of € 23,968 million and € 26,058 million until June 30, 2009 and 2008, respectively.
The acquisition of Deutsche Postbank AG shares, including the non-cash portion, is described in detail in the note “Significant Transactions” on page 69 of this report.

Consolidated Financial Statements       Basis of Preparation (unaudited)
Basis of Preparation (unaudited)
The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries, are stated in euros. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.
Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement and balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2008, for which the same accounting policies have been applied, except for changes due to the adoption of the amendments to IFRIC 9, “Reassessment of Embedded Derivatives”, and IAS 39, “Financial Instruments: Recognition and Measurement”, entitled “Embedded Derivatives”, the “Improvements to IFRS 2008”, and the amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”, entitled “Puttable Financial Instruments and Obligations Arising on Liquidation”. The adoption of these amendments did not have a material impact on Deutsche Bank’s interim financial statements, as mentioned on page 45.
In January 2008, the IASB issued amendments to IAS 34, effective for annual periods beginning on or after January 1, 2009. In accordance with the amended IAS 34, the condensed consolidated interim financial statements include a statement of changes in equity as a separate component rather than providing the information as part of the explanatory notes.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for credit losses, the impairment of assets other than loans, including goodwill and other intangibles, and the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Consolidated Financial Statements       Impact of Changes in Accounting Principles (unaudited)
The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and modeling assumptions with historically evidenced loss levels which led to lower provisions for credit losses of € 90 million for the six-month period ended June 30, 2009 and € 30 million for the three-month period then-ended.
In the second quarter 2009 retrospective adjustments were made in the income statement to present premiums paid for financial guarantees as expenses instead of offsetting them against revenues because they are not directly related to a revenue generating activity. The adjustment did not have an impact on net income but resulted in an increase of both noninterest income and noninterest expenses.

	Three	Twelve	Nine	Six	Three	Twelve
	months	months	months	months	months	months
	ended	ended	ended	ended	ended	ended
in € m.	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007
Other income (as reported)	(393)	568	573	445	218	1,286

Adjustment	36	131	95	60	27	91

Other income (as adjusted)	(357)	699	668	505	245	1,377

General and administrative expenses (as reported)	1,950	8,216	5,903	3,760	1,948	7,954

Adjustment	36	131	95	60	27	91

General and administrative expenses (as adjusted)	1,986	8,347	5,998	3,820	1,975	8,045

Impact of Changes in Accounting Principles (unaudited)
Recently Adopted Accounting Pronouncements
IFRIC 9 and IAS 39
In March 2009, the IASB issued amendments to IFRIC 9, “Reassessment of Embedded Derivatives”, and IAS 39, “Financial Instruments: Recognition and Measurement”, entitled “Embedded Derivatives”. The amendments require entities to assess whether they need to separate an embedded derivative from a hybrid financial instrument when financial assets are reclassified out of the fair value through profit or loss category. When the fair value of an embedded derivative that would be separated cannot be measured reliably, the reclassification of the hybrid financial asset out of the fair value through profit or loss category is not permitted. The amendments are effective for annual periods ending on or after June 30, 2009. While approved by the IASB, the standard has yet to be endorsed by the EU. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

Consolidated Financial Statements       Impact of Changes in Accounting Principles (unaudited)
Improvements to IFRS 2008
In May 2008, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvements project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
IAS 32 and IAS 1
In February 2008, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”, entitled “Puttable Financial Instruments and Obligations Arising on Liquidation”. The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
Improvements to IFRS 2009
In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
IFRS 7
In March 2009, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures”, entitled “Improving Disclosures about Financial Instruments”. The amendments require disclosures of financial instruments measured at fair value to be based on a three-level fair value hierarchy that reflects the significance of the inputs in such fair value measurements. The amendments also require additional qualitative and quantitative disclosures of liquidity risk. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The adoption of the amendments will only have a disclosure impact on the Group’s consolidated financial statements.

Consolidated Financial Statements      Segment Information (unaudited)
IFRS 3 and IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for noncontrolling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any noncontrolling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together.
Segment Information (unaudited)
The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.
Business Segments
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

Consolidated Financial Statements       Segment Information (unaudited)
During the first six months of 2009, there were no material changes in the organizational structure which affected the composition of the business segments. Restatements due to minor changes in the organizational structure have been implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.
The following describes certain transactions which affected the Group’s segment operations:
—	Effective March 6, 2009, the Group acquired a minority stake in Deutsche Postbank AG, one of Germany’s major financial services providers. As of that date, the Group also entered into a mandatorily-exchangeable bond as well as options to increase its stake in the future. All components of the transaction are included in the corporate division Corporate Investments.

—	During the first quarter 2009, management responsibility for certain assets changed from the corporate division AWM to the corporate division Corporate Investments. These assets included Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund.

—	On April 1, 2009, management responsibility for The Cosmopolitan Resort and Casino property changed from the corporate division CB&S to the corporate division Corporate Investments.
Measurement of Segment Profit or Loss
The management reporting systems follow a “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. During the financial crisis, funding costs affecting different business types changed dramatically. The Group therefore started a review of its internal funding systems, and in the second quarter 2009 adopted a refinement of internal funding rates used to more adequately reflect risk of certain assets and the value of liquidity provided by unsecured funding sources. The financial impact on the business segments were as follows:
—	GTB (€ 55 million), AWM (€ 13 million) and PBC (€ 4 million) received additional funding benefit.

—	CB&S (€ 66 million) and CI (€ 6 million) received additional funding costs.
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and six months ended June 30, 2009 and June 30, 2008.

Consolidated Financial Statements       Segment Information (unaudited)

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended		Global		Asset and				Consoli-
Jun 30, 2009	Corporate	Trans-		Wealth	Private &		Corporate	dation &	Total
in € m.	Banking &	action		Manage-	Business		Invest-	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	ments	dated
Net revenues	4,646	653	5,299	618	1,414	2,032	660	(50)	7,940 [1]

Provision for credit losses	771	8	779	4	217	221	(0)	(0)	1,000

Total noninterest expenses	3,060	464	3,525	700	1,141	1,841	284	(25)	5,624

therein:
Policyholder benefits and claims	126	—	126	(0)	—	(0)	—	0	126
Impairment of intangible assets	5	—	5	—	—	—	151	—	157
Restructuring activities	—	—	—	—	—	—	—	—	—

Minority interest	(14)	—	(14)	(1)	0	(1)	(1)	17	—

Income (loss) before income taxes	828	181	1,009	(85)	55	(30)	377	(41)	1,316

Cost/income ratio	66%	71%	67%	113%	81%	91%	43%	N/M	71%

Assets[2]	1,549,223	47,140	1,577,445	43,872	138,457	182,288	29,312	10,379	1,732,873

Average active equity[3]	19,238	1,169	20,407	4,754	3,717	8,471	4,593	1,410	34,882

Pre-tax return on average active equity[4]	17%	62%	20%	(7)%	6%	(1)%	33%	N/M	15%

N/M	– Not meaningful

1	Includes a gain from the sale of industrial holdings (Daimler AG) of € 126 million, which is excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 71 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 16%.

	Corporate and Investment Bank			Private Clients and Asset Management
Three months ended		Global		Asset and				Consoli-
Jun 30, 2008	Corporate	Trans-		Wealth	Private &		Corporate	dation &	Total
in € m.	Banking &	action		Manage-	Business		Invest-	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	ments	dated
Net revenues	2,216	671	2,886	962	1,478	2,440	296	(198)	5,425 [1]

Provision for credit losses	(14)	4	(9)	1	144	145	(1)	(0)	135

Total noninterest expenses	2,544	383	2,927	720	1,006	1,725	22	(27)	4,648

therein:
Policyholder benefits and claims	113	—	113	4	—	4	—	2	119
Impairment of intangible assets	5	—	5	—	—	—	—	—	5
Restructuring activities	—	—	—	—	—	—	—	—	—

Minority interest	(4)	—	(4)	(1)	0	(1)	(0)	5	—

Income (loss) before income taxes	(311)	283	(27)	242	328	570	275	(176)	642

Cost/income ratio	115%	57%	101%	75%	68%	71%	7%	N/M	86%

Assets (as of Dec 31, 2008)[2]	2,012,427	49,487	2,047,181	50,473	138,350	188,785	18,297	13,110	2,202,423

Average active equity[3]	19,033	1,043	20,076	4,506	3,243	7,749	225	3,155	31,205

Pre-tax return on average active equity[4]	(7)%	109%	(1)%	22%	40%	29%	N/M	N/M	8%

N/M	– Not meaningful

1	Includes gains from the sale of industrial holdings (Daimler AG and Allianz SE) of € 145 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million, which are excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 71 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 8%.

Consolidated Financial Statements     Segment Information (unaudited)

	Corporate and Investment Bank			Private Clients and Asset Management
Six months ended		Global		Asset and				Consoli-
Jun 30, 2009	Corporate	Trans-		Wealth	Private &		Corporate	dation &	Total
in € m.	Banking &	action		Manage-	Business		Invest-	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	ments	dated
Net revenues	8,904	1,319	10,223	1,133	2,795	3,928	813	217	15,181 [1]

Provision for credit losses	1,127	9	1,136	9	382	391	(0)	(0)	1,526

Total noninterest expenses	5,639	908	6,547	1,387	2,152	3,539	373	66	10,524

therein:

Policyholder benefits and claims	62	—	62	0	—	0	—	2	64

Impairment of intangible assets	5	—	5	—	—	—	151	—	157

Restructuring activities	—	—	—	—	—	—	—	—	—

Minority interest	(13)	—	(13)	(5)	0	(5)	(1)	20	—

Income (loss) before income taxes	2,152	402	2,554	(258)	262	4	441	132	3,131

Cost/income ratio	63%	69%	64%	122%	77%	90%	46%	N/M	69%

Assets[2]	1,549,223	47,140	1,577,445	43,872	138,457	182,288	29,312	10,379	1,732,873

Average active equity[3]	19,686	1,169	20,856	4,606	3,718	8,325	3,767	1,017	33,965

Pre-tax return on average active equity[4]	22%	69%	24%	(11)%	14%	0%	23%	N/M	19%

N/M — Not meaningful

1	Includes a gain from the sale of industrial holdings (Daimler AG) of € 126 million, which is excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 71 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 19%.

	Corporate and Investment Bank			Private Clients and Asset Management
Six months ended		Global		Asset and				Consoli-
Jun 30, 2008	Corporate	Trans-		Wealth	Private &		Corporate	dation &	Total
in € m.	Banking &	action		Manage-	Business		Invest-	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	ments	dated
Net revenues	3,123	1,331	4,454	1,963	2,931	4,894	1,001	(282)	10,068 [1]

Provision for credit losses	(22)	2	(20)	1	269	270	(1)	(0)	249

Total noninterest expenses	5,071	796	5,867	1,533	2,030	3,563	48	(48)	9,431

therein:

Policyholder benefits and claims	(28)	—	(28)	18	—	18	—	3	(7)

Impairment of intangible assets	5	—	5	—	—	—	—	—	5
Restructuring activities	—	—	—	—	—	—	—	—	—

Minority interest	(12)	—	(12)	(1)	0	(1)	(0)	13	—

Income (loss) before income taxes	(1,915)	533	(1,381)	431	632	1,063	955	(247)	388

Cost/income ratio	162%	60%	132%	78%	69%	73%	5%	N/M	94%

Assets (as of Dec 31, 2008)[2]	2,012,427	49,487	2,047,181	50,473	138,350	188,785	18,297	13,110	2,202,423

Average active equity[3]	19,539	1,052	20,591	4,620	3,295	7,914	249	2,562	31,316

Pre-tax return on average active equity[4]	(20)%	101%	(13)%	19%	38%	27%	N/M	N/M	3%

N/M — Not meaningful

1	Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 999 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million, which are excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 71 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 2%.

Consolidated Financial Statements     Segment Information (unaudited)
Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
Loss before income taxes in Consolidation & Adjustments was € 41 million in the second quarter 2009 compared to a loss of
€ 176 million in the prior year quarter. The second quarter 2009 was significantly influenced by two largely offsetting effects. Gains of € 392 million from derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans, were offset by negative effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions, mainly driven by both euro and U.S. dollar interest rate curves steepening during the quarter. The latter effect also negatively impacted the prior year quarter.
In the first half of 2009, income before income taxes in Consolidation & Adjustments was € 132 million compared to a loss of
€ 247 million in the first six months of 2008. The result of the first half of 2009 was mainly driven by € 425 million gains on the aforementioned derivative contracts. Partly offsetting this positive effect were negative effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions that mainly resulted from the significant volatility in interest rates in the first half of 2009. The prior year results were mainly driven by negative adjustments for differences in the accounting methods used for management reporting and IFRS.

Consolidated Financial Statements     Segment Information (unaudited)
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three months and six months ended June 30, 2009 and June 30, 2008.

	Corporate and Investment Bank
	Three months ended		Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
Sales & Trading (equity)	903	830	1,178	1,575

Sales & Trading (debt and other products)	2,572	602	6,327	1,920

Total Sales & Trading	3,475	1,432	7,504	3,495

Origination (equity)	209	139	298	223

Origination (debt)	446	127	576	(1,255)

Total Origination	654	266	874	(1,032)

Advisory	72	125	201	253

Loan products	319	345	968	613

Transaction services	653	671	1,319	1,331

Other products	125	47	(644)	(206)

Total[1]	5,299	2,886	10,223	4,454

1	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset Management
	Three months ended		Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
Portfolio/fund management	495	656	945	1,292

Brokerage	362	539	754	1,067

Loans/deposits	890	812	1,715	1,623

Payments, account & remaining financial services	249	270	496	546

Other products	35	163	19	366

Total[1]	2,032	2,440	3,928	4,894

1	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Consolidated Financial Statements      Information on the Income Statement (unaudited)
Information on the Income Statement (unaudited)
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities
at Fair Value through Profit or Loss by Group Division

	Three months ended		Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
Net interest income	2,764	2,951	6,607	5,627

Trading income[1]	2,534	(7,649)	4,459	(15,481)

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	77	7,175	416	13,428

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,611	(475)	4,875	(2,053)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,375	2,476	11,482	3,574

Breakdown by Group Division/CIB product:

Sales & Trading (equity)	765	635	766	1,052

Sales & Trading (debt and other products)	2,112	522	6,108	1,707

Total Sales & Trading	2,877	1,157	6,874	2,760

Loan products[3]	105	180	473	325

Transaction services	366	285	638	629

Remaining products[4]	131	(149)	141	(1,785)

Total Corporate and Investment Bank	3,479	1,474	8,126	1,929

Private Clients and Asset Management	1,088	981	2,075	1,860

Corporate Investments	372	10	742	(120)

Consolidation & Adjustments	436	12	539	(95)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,375	2,476	11,482	3,574

1	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.

2	Includes € (30) million and € 6.2 billion from securitization structures for the three months ended June 30, 2009 and June 30, 2008, respectively, and € (169) million and € 11.2 billion for the six months ended June 30, 2009 and June 30, 2008, respectively. Fair value movements on related instruments of € 92 million and € (7.8) billion for the three months ended June 30, 2009 and June 30, 2008, respectively, and € (274) million and € (12.8) billion for the six months ended June 30, 2009 and June 30, 2008, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

3	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

4	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
Commissions and Fee Income

	Three months ended		Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
Commissions and fees from fiduciary activities	682	904	1,409	1,788

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	919	972	1,752	2,008

Fees for other customer services	641	687	1,263	1,298

Total commissions and fee income	2,242	2,563	4,424	5,094

Consolidated Financial Statements      Information on the Income Statement (unaudited)
Pensions and Other Post-Employment Benefits

	Three months ended		Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
Expenses for retirement benefit plans:
Current service cost	44	53	95	109
Interest cost	116	114	232	229
Expected return on plan assets	(101)	(113)	(203)	(227)
Past service cost (credit) recognized immediately	2	1	11	2
Amortization of actuarial losses (gains)[1]	—	(2)	—	(5)
Asset ceiling[1]	—	1	—	2

Total retirement benefit plans	61	54	135	110

Expenses for post-employment medical plans:
Current service cost	—	—	1	1
Interest cost	2	2	4	3
Amortization of actuarial losses (gains)[1]	—	(2)	—	(3)

Total post-employment medical plans	2	—	5	1

Total expenses defined benefit plans	63	54	140	111

Total expenses for defined contribution plans	48	50	112	115

Total expenses for post-employment benefits	111	104	252	226

1	Items initially accrued under the corridor approach were reversed in the fourth quarter 2008 due to the change in accounting policy.
Employer contributions to the mandatory German social security pension plan for the six months ended June 30, 2009 and June 30, 2008, were € 79 million and € 77 million, respectively. For the three months ended June 30, 2009 and June 30, 2008, contributions were € 40 million and € 39 million, respectively.
The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2009. The final amounts to be contributed in 2009 will be determined in the fourth quarter 2009.
General and Administrative Expenses

	Three months ended		Six months ended
in € m.	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
General and administrative expenses:

IT costs	422	427	847	877

Occupancy, furniture and equipment expenses	384	333	735	681

Professional service fees	233	254	486	497

Communication and data services	170	165	346	335

Travel and representation expenses	98	134	190	248

Payment and clearing services	104	100	211	212

Marketing expenses	65	96	129	190

Other expenses	725	336	1,244	780

Total general and administrative expenses	2,201	1,845	4,188	3,820

The increase in other expenses was mainly driven by a € 316 million legal settlement with Huntsman Corp. in the current quarter.

Consolidated Financial Statements      Information on the Balance Sheet (unaudited)
Information on the Balance Sheet (unaudited)
Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Jun 30, 2009	Dec 31, 2008
Trading assets:
Trading securities	199,460	204,994
Other trading assets[1]	29,015	42,468

Total trading assets	228,475	247,462

Positive market values from derivative financial instruments	769,678	1,224,493

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	90,279	94,726
Securities borrowed	24,968	29,079
Loans	17,137	18,739
Other financial assets designated at fair value through profit or loss	9,988	9,312

Total financial assets designated at fair value through profit or loss	142,372	151,856

Total financial assets at fair value through profit or loss	1,140,525	1,623,811

1	Includes traded loans of € 22,231 million and € 31,421 million as of June 30, 2009 and December 31, 2008, respectively.

in € m.	Jun 30, 2009	Dec 31, 2008
Trading liabilities:
Trading securities	53,813	56,967
Other trading liabilities	691	11,201

Total trading liabilities	54,504	68,168

Negative market values from derivative financial instruments	730,533	1,181,617

Financial liabilities designated at fair value through profit or loss:

Securities sold under repurchase agreements	61,669	52,633
Loan commitments	1,241	2,352
Long-term debt	15,392	18,439
Other financial liabilities designated at fair value through profit or loss	4,975	4,579

Total financial liabilities designated at fair value through profit or loss	83,277	78,003

Investment contract liabilities[1]	6,801	5,977

Total financial liabilities at fair value through profit or loss	875,115	1,333,765

1	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value.
Financial Assets Available for Sale

in € m.	Jun 30, 2009	Dec 31, 2008
Debt securities	14,719	17,966

Equity securities	3,349	4,747

Other equity interests	741	893

Loans	1,151	1,229

Total financial assets available for sale	19,960	24,835

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
During the second half of 2008 and the first quarter of 2009 the Group reclassified certain trading assets and financial assets available for sale to loans and receivables. No reclassifications were made during the second quarter of 2009.
The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date. The disclosures below detail the impact of the reclassifications to the Group.
The following table shows the carrying values and fair values of assets reclassified in 2008 and 2009.

	Carrying value	Jun 30, 2009
	at reclassification	Carrying
in € m.	date	value	Fair value
Assets reclassified in 2008:
Trading assets reclassified to loans	23,633	22,501	18,914
Financial assets available for sale reclassified to loans	11,354	10,335	8,245

Total financial assets reclassified to loans[1]	34,987	32,836	27,159

Assets reclassified in 2009:
Trading assets reclassified to loans	2,961	3,001	2,724

Trading assets reclassified to loans	2,961	3,001	2,724

1	The decline of the carrying values since reclassification was mainly attributable to repayments, credit loss provisions and foreign exchange movements.
Ranges of effective interest rates are determined based on weighted average rates by business. For assets reclassified in 2008, the effective interest rates at reclassification date ranged from 2.8 % to 13.1 % for trading assets and from 3.9 % to 9.9 % for financial assets available for sale. Expected recoverable cash flows amounted to € 35.9 billion and € 17.6 billion, respectively. For assets reclassified in 2009, the effective interest rates at reclassification date ranged from 3.7 % to 11.2 % with expected recoverable cash flows of € 3.7 billion.
If the reclassifications had not been made, the Group’s income statement for the first half of 2009 would have included additional unrealized fair value losses on the reclassified trading assets, gross of provisions for credit losses, of € 1.4 billion and additional impairment losses of € 23 million on the reclassified financial assets available for sale which were impaired. Additionally there would have been a further six-month movement in shareholders’ equity (Net gains (losses) not recognized in the income statement) of € 48 million representing additional unrealized fair value losses on the reclassified financial assets available for sale which were not impaired.

Consolidated Financial Statements      Information on the Balance Sheet (unaudited)
After reclassification, the pre-tax contribution of all reclassified assets to the income statement for the first half of 2009 was as follows.

Six months ended
in € m.	Jun 30, 2009
Interest income	698

Provision for credit losses	(578)

Income before income taxes on reclassified trading assets	120

Interest income	124

Provision for credit losses	(148)

Income before income taxes on reclassified financial assets available for sale	(24)

Assets reclassified in 2009 contributed prior to their reclassification fair value losses of € 214 million to the income statement for the second half of 2008 and fair value losses of € 48 million to the income statement for the first half of 2009.
As of the reclassification dates, unrealized fair value losses recorded directly in shareholders’ equity amounted to € 1.1 billion. This amount will be released from shareholders’ equity to the income statement on an effective interest rate basis. If the asset subsequently becomes impaired the amount recorded in shareholders’ equity relating to the impaired asset is released to the income statement at the impairment date.

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Problem Loans and IFRS Impaired Loans

	Jun 30, 2009			Dec 31, 2008
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Nonaccrual loans	5,620	2,024	7,644	2,810	1,400	4,210

Loans 90 days or more past due and still accruing	35	245	280	13	188	201

Troubled debt restructurings	304	—	304	144	—	144

Total problem loans	5,959	2,269	8,228	2,967	1,588	4,555

thereof: IFRS impaired loans	4,707	2,024	6,731	2,282	1,400	3,682

Allowance for Credit Losses

	Six months ended			Six months ended
Allowance for	Jun 30, 2009			Jun 30, 2008
loan losses	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	977	961	1,938	930	775	1,705

Provision for loan losses	1,034	484	1,518	7	271	278

Net charge-offs	(146)	(145)	(291)	(59)	(224)	(282)
Charge-offs	(163)	(211)	(374)	(102)	(309)	(411)
Recoveries	17	66	83	43	85	128

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(19)	(19)	(38)	(31)	(19)	(51)

Balance, end of period	1,846	1,281	3,127	847	803	1,650

	Six months ended			Six months ended
Allowance for	Jun 30, 2009			Jun 30, 2008
off-balance sheet positions	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	98	112	210	101	118	219

Provision for off-balance sheet positions	17	(9)	8	(26)	(3)	(29)

Usage	(42)	—	(42)	—	—	—

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes	5	2	7	—	(5)	(5)

Balance, end of period	78	105	183	75	110	185

Consolidated Financial Statements      Information on the Balance Sheet (unaudited)
Other Assets and Other Liabilities

in € m.	Jun 30, 2009	Dec 31, 2008
Other assets:
Brokerage and securities related receivables
Cash/margin receivables	43,116	56,492
Receivables from prime brokerage	10,732	17,844
Pending securities transactions past settlement date	8,700	8,383
Receivables from unsettled regular way trades	77,265	21,339

Total brokerage and securities related receivables	139,813	104,058

Accrued interest receivable	3,135	4,657

Other	26,681	29,114

Total other assets	169,629	137,829

in € m.	Jun 30, 2009	Dec 31, 2008
Other liabilities:
Brokerage and securities related payables
Cash/margin payables	30,702	40,955
Payables from prime brokerage	35,633	46,602
Pending securities transactions past settlement date	4,600	4,530
Payables from unsettled regular way trades	83,407	19,380

Total brokerage and securities related payables	154,342	111,467

Accrued interest payable	3,724	5,112

Other	41,195	44,019

Total other liabilities	199,261	160,598

Long-term Debt

in € m.	Jun 30, 2009	Dec 31, 2008
Senior debt:

Bonds and notes:
Fixed rate	78,760	76,527
Floating rate	48,773	49,127

Subordinated debt:

Bonds and notes:
Fixed rate	3,312	3,780
Floating rate	3,966	4,422

Total long-term debt	134,811	133,856

Shares Issued and Outstanding
On March 6, 2009, Deutsche Bank AG issued 50 million new common shares in a contribution-in-kind against 50 million shares of Deutsche Postbank AG, resulting in an increase of equity by € 958 million. The shares were issued from authorized capital with full dividend rights for the year 2008 and without subscription rights.

in million	Jun 30, 2009	Dec 31, 2008
Shares issued	620.9	570.9

Shares in treasury	2.7	8.2

– thereof buyback	2.6	8.1

– thereof other	0.1	0.1

Shares outstanding	618.1	562.7

Consolidated Financial Statements      Other Financial Information (unaudited)
Other Financial Information (unaudited)
Regulatory Capital
The following two tables present a summary of the Group’s regulatory capital and risk-weighted assets. Amounts presented are pursuant to the revised capital framework presented by the Basel Committee (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”).

in € m.	Jun 30, 2009	Dec 31, 2008
Tier 1 capital:

Common shares	1,589	1,461

Additional paid-in capital	15,269	14,961

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	19,300	16,724

Noncumulative trust preferred securities	9,503	9,622

Items to be fully deducted from Tier 1 capital (inter alia goodwill and other intangible assets)	(9,449)	(10,125)

Items to be partly deducted from Tier 1 capital[1]	(3,703)	(1,549)

Total Tier 1 capital	32,509	31,094

Tier 2 capital:

Unrealized gains on listed securities (45 % eligible)	248	—

Cumulative preferred securities	300	300

Qualified subordinated liabilities	7,398	7,551

Items to be partly deducted from Tier 2 capital[1]	(3,703)	(1,549)

Total Tier 2 capital	4,243	6,302

Available Tier 3 capital	—	—

Total regulatory capital	36,752	37,396

1	Pursuant to section 10 (6) and section 10 (6a) in conjunction with section 10a German Banking Act.
Regulatory Risk-Weighted Assets and Capital Adequacy Ratios

in € m.
(unless stated otherwise)	Jun 30, 2009	Dec 31, 2008
Credit risk	228,274	247,611

Market risk	31,105	23,496

Operational risk	35,717	36,625

Risk-weighted assets	295,096	307,732

Tier 1 capital ratio	11.0%	10.1%

Total capital ratio	12.5%	12.2%

Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period section 64h (3) German Banking Act allows the partial inclusion of certain goodwill component in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.
As of June 30, 2009, the transitional item amounted to € 541 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 11.2 % and 12.6%, respectively, at the end of the quarter.

Consolidated Financial Statements      Other Financial Information (unaudited)
Commitments and Contingent Liabilities
The table below summarizes the contractual amounts of the Group’s irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Jun 30, 2009	Dec 31, 2008
Irrevocable lending commitments	105,263	104,077

Contingent liabilities	51,015	48,815

Total	156,278	152,892

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.
Other Contingencies
Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.
The Group’s significant legal proceedings are described below.

Consolidated Financial Statements      Other Financial Information (unaudited)
Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and/or former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 87 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. Approximately eight other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through early 2002. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. In December 2008, following a trial of four of the individuals against whom DOJ had brought criminal charges in 2005, three of those individuals were convicted. In May 2009, following a trial of four additional individuals against whom

Consolidated Financial Statements      Other Financial Information (unaudited)
DOJ had brought criminal charges based on their participation in certain tax-oriented transactions while employed by an entity other than Deutsche Bank, those individuals were convicted. In June 2009, DOJ brought criminal charges against five additional individuals, based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank, and two former employees of Deutsche Bank based on their participation in certain tax-oriented transactions while employed by Deutsche Bank. DOJ’s criminal investigation is ongoing. Deutsche Bank is engaged in discussions with DOJ concerning a resolution of the investigation.
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer in the amount of initially approximately € 1.6 billion (the amount depended, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. Meanwhile Dr. Kirch changed the calculation of his alleged damages and claims payment of approximately € 1.3 billion plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the view of Deutsche Bank, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. In the view of Deutsche Bank, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims and neither the causality in respect of the basis and scope of the claimed damages nor the effective assignment of the alleged claims to KGL Pool GmbH has been sufficiently substantiated.

Consolidated Financial Statements      Other Financial Information (unaudited)
Credit-related Matters. Deutsche Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to residential mortgage backed securities. Included in those litigations are (1) two putative class actions pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities and mortgage pass-through certificates issued by Countrywide Financial Corporation or an affiliate; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) two putative class actions pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Indymac MBS, Inc. and in one of those actions, regarding the role of Deutsche Bank National Trust Company Americas (“DBNTCA”), a Deutsche Bank subsidiary, as trustee, with respect to certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) two putative class actions pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including DBSI, as underwriter, and DBNTCA, as trustee, to certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.

Consolidated Financial Statements      Other Financial Information (unaudited)
Auction Rate Securities. Deutsche Bank and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Preferred Securities and Auction Rate Securities (together “ARS”) offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. Deutsche Bank, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in ten individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. The purported class action and nine of the individual actions are pending, and one of the individual actions has been dismissed. Deutsche Bank is also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions, which are in their early stages, allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market.
Deutsche Bank and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank and its subsidiaries, entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association (“NASAA”), representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank and its subsidiaries; to pay an aggregate penalty of U.S.$ 15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states and contained certain additional terms, including authority by the SEC to seek an additional monetary penalty from DBSI if the SEC believes that DBSI has not complied with its undertakings under the settlement. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S.$ 15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.

Consolidated Financial Statements      Other Financial Information (unaudited)
ÖBB Litigation. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap (“PCDS”) transaction with ÖBB Infrastruktur Bau AG (“ÖBB”), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities (“ABS”). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined.
In June 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argues that the transaction violates Austrian law, and alleges to have been misled about certain features of the PCDS. ÖBB’s claim was dismissed by the Trade Court in January 2009. On June 25, 2009, the Vienna Higher Court dismissed ÖBB’s appeal against the decision of the Trade Court.
Trust Preferred Securities. Deutsche Bank and certain of its affiliates and officers are the subject of six putative class actions, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The litigations are in their early stages.

Consolidated Financial Statements      Other Financial Information (unaudited)
Related Party Transactions
Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.
Transactions with Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of June 30, 2009, were loans and commitments of € 8 million and deposits of
€ 24 million. As of December 31, 2008, there were loans and commitments of € 4 million and deposits of € 23 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.
Transactions with Subsidiaries, Joint Ventures and Associates
Transactions between Deutsche Bank AG and its subsidiaries also meet the definition of related party transactions.
Loans
In the six months ended June 30, 2009 and in 2008 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Jun 30, 2009	Dec 31, 2008
Loans outstanding, beginning of period	834	2,081

Loans issued during the period	63	1,623

Loan repayment during the period	198	514

Changes in the group of consolidated companies	(83)[1]	(2,200)[2]

Exchange rate changes/other	80	(156)

Loans outstanding, end of period[3]	696	834

Other credit risk related transactions:

Provision for loan losses	3	4

Guarantees and commitments[4]	76	95

1	One entity that was accounted for using the equity method was sold in 2009.

2	Four entities that were accounted for using the equity method were fully consolidated for the first time in 2008. Therefore loans made to these investments were eliminated on consolidation.

3	Loans past due were € 14 million as of June 30, 2009, and totaled € 7 million as of December 31, 2008. Loans included loans to joint ventures of € 4 million and € 143 million as of June 30, 2009 and December 31, 2008, respectively.

4	Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.

Consolidated Financial Statements      Other Financial Information (unaudited)
Deposits

	Associated companies and
	other related parties
in € m.	Jun 30, 2009	Dec 31, 2008
Deposits outstanding, beginning of period	246	962

Deposits received during the period	41	955

Deposits repaid during the period	111	685

Changes in the group of consolidated companies	(6)[1]	(693)[2]

Exchange rate changes/other	—	(293)

Deposits outstanding, end of period[3]	170	246

1	One entity that was accounted for using the equity method was sold in 2009.

2	One entity that was accounted for using the equity method was fully consolidated in 2008. Therefore deposits received from this investment were eliminated on consolidation.

3	The above deposits were made in the ordinary course of business. Deposits included also € 1 million and € 18 million deposits from joint ventures as of June 30, 2009 and December 31, 2008, respectively.
As of June 30, 2009, positive and negative market values from derivative financial transactions with associated companies amounted to € 2.9 billion and € 2.5 billion, respectively. Positive market values from derivative financial instruments with associated companies were € 390 million as of December 31, 2008. The increase was attributable to changes in the composition of the Group’s associated companies.
Business Relationships with Deutsche Postbank AG
In addition to the acquisition of an interest in Deutsche Postbank AG, Deutsche Bank AG signed a cooperation agreement with Postbank. The cooperation agreement encompasses financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covers sourcing and IT-infrastructure.
Transactions with Pension Plans
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank shares or securities. As of June 30, 2009, transactions with these plans were not material for the Group.

Consolidated Financial Statements      Other Financial Information (unaudited)
Significant Transactions
On February 25, 2009, the Group completed the amended transaction structure for the acquisition of Deutsche Postbank AG (“Postbank”) shares based on the initial contract with Deutsche Post AG (“Deutsche Post”) from September 2008. The amended transaction, which was announced on January 14, 2009, is composed of three tranches.
As a first tranche, the Group acquired 50 million Postbank shares — corresponding to a stake of 22.9% — as consideration for a capital increase of 50 million Deutsche Bank shares against a contribution-in-kind excluding subscription rights. The price for the Deutsche Bank shares issued from authorized capital was determined on February 25, 2009 and amounted to € 958 million. The total cost of this acquisition including directly attributable costs amounted to € 962 million. This acquisition became effective with the registration of the shares in the commercial register on March 6, 2009. As a result, Deutsche Post acquired a shareholding of approximately 8 % in Deutsche Bank AG, over half of which it was able to dispose of from the end of April 2009, with the other half disposable from the beginning of June 2009. A certain amount of hedging was permissible, and the Group participated in the upside of the share price during the holding period. These contractual features are cash-settled and accounted for as options indexed to own shares with fair value changes recognized in profit or loss. On July 6, 2009, Deutsche Post published a statement saying that it had completed the sale of all its Deutsche Bank shares in the market. In the second tranche, the Group subscribed to a mandatorily-exchangeable bond of € 3.0 billion issued by Deutsche Post upon completion of the amendment. After three years, the bond will be fully exchanged for an additional 60 million Postbank shares, or a 27.4 % stake. For the third tranche, the Group and Deutsche Post entered into put and call options for 26.4 million Postbank shares held by Deutsche Post, equal to a 12.1 % stake. In addition, the Group posted cash collateral of € 1.2 billion for the options, which are exercisable between February 2012 and February 2013.
Prior to completion, the Group held an interest of approximately 2.1 % in Postbank. By acquiring the 22.9 % stake, the Group holds a blocking minority of more than 25 % in Postbank. On this basis, the Group has significant influence and applies the equity method of accounting for its investment. Due to its specific terms and conditions, the mandatorily-exchangeable bond primarily contains equity risk and is reported as part of the equity method investment. The put/call structure is accounted for as derivatives with fair value changes included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The net fair value of the derivative liability resulting upon completion of the transaction was added to the acquisition cost of the Group’s investment. The preliminary determination of the net fair value of Postbank’s identifiable assets, liabilities and contingent liabilities as of the acquisition date was finalized during the second quarter of 2009, with the amortization of the fair value adjustments already contributing to the Group’s income statement.

Consolidated Financial Statements      Other Information
Other Information
Target Definitions
This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, goodwill impairment or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for certain significant gains and charges as follows.

	Three months ended			Six months ended
in € m.	Jun 30, 2009		Jun 30, 2008	Jun 30, 2009		Jun 30, 2008
Income before income taxes (IBIT)	1,316		642	3,131		388

Less pre-tax minority interest	17		4	20		13

IBIT attributable to Deutsche Bank shareholders	1,332		646	3,151		402

Add (deduct):
Certain significant gains (net of related expenses)	(126)[1]		(242)[2]	(126)[1]		(1,095)[3]
Certain significant charges	151	[4]	—	429	[5]	—

IBIT attributable to the Deutsche Bank shareholders (target definition)	1,357		404	3,454		(694)

1	Gain from the sale of industrial holdings (Daimler AG) of € 126 million.

2	Gains from the sale of industrial holdings (Daimler AG and Allianz SE) of € 145 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.

3	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 999 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.

4	Impairment of intangible assets (Corporate Investments) of € 151 million.

5	Impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million.
Pre-Tax Return on Average Active Equity (Target Definition): The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are pre-tax return on average shareholders’ equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average shareholders’ equity, and pre-tax return on average active equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average active equity.

Consolidated Financial Statements      Other Information
Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains (losses) on financial assets available for sale and on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting.

in € m.	Three months ended		Six months ended
(unless stated otherwise)	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
Average shareholders’ equity	34,254	34,123	33,165	35,341

Add (deduct):
Average unrealized gains/losses on financial assets available for sale and on cash flow hedges, net of applicable tax	899	(829)	1,100	(1,723)
Average dividend accruals	(272)	(2,089)	(299)	(2,302)

Average active equity	34,882	31,205	33,965	31,316

Pre-tax return on average shareholders’ equity	15.6%	7.6%	19.0%	2.3%

Pre-tax return on average active equity	15.3%	8.3%	18.6%	2.6%

Pre-tax return on average active equity (target definition)	15.6%	5.2%	20.3%	(4.4)%

The non-GAAP financial measure for growth in earnings per share is Diluted earnings per share (target definition), which is defined as net income attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for post-tax effects of significant gains/charges and certain significant tax effects, after assumed conversions, divided by the weighted average number of diluted shares outstanding.

Consolidated Financial Statements      Other Information
For reference, the Group’s diluted earnings per share, which is defined as net income attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, divided by the weighted average number of diluted shares outstanding, is also provided.

in € m.	Three months ended		Six months ended
(unless stated otherwise)	Jun 30, 2009	Jun 30, 2008	Jun 30, 2009		Jun 30, 2008
Net income attributable to Deutsche Bank shareholders	1,092	649	2,277		517

Add (deduct):
Post-tax effect of certain significant gains/charges	(97)[1]	(231)[2]	124	[3]	(1,084)[4]
Certain significant tax effects	—	—	—		—

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	995	418	2,401		(567)

Diluted earnings per share	€1.64	€1.27	€3.53		€1.01

Diluted earnings per share (target definition)	€1.50	€0.82	€3.72		€(1.12)

1	Gain from the sale of industrial holdings (Daimler AG) of € 195 million and an impairment of intangible assets (Corporate Investments) of € 98 million.

2	Gains from the sale of industrial holdings (Daimler AG and Allianz SE) of € 145 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 86 million.

3	Impairment charge of € 221 million on industrial holdings, a gain from the sale of industrial holdings (Daimler AG) of
€ 195 million and an impairment of intangible assets (Corporate Investments) of € 98 million.

4	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 999 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 86 million.